UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

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FelCor Lodging Trust Incorporated

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545 E. JOHN CARPENTER FREEWAY, SUITE 1300
IRVING, TX 75062
PH: 972-444-4900
F: 972-444-4949
WWW.FELCOR.COM
NYSE: FCH

JONATHAN H. YELLEN
EXECUTIVE VICE PRESIDENT
GENERAL COUNSEL AND SECRETARY

NOTICE OF ANNUAL MEETING
PROXY STATEMENT

April 12, 2012

You are cordially invited to attend our Annual Meeting of Stockholders at 10:00 a.m., Dallas, Texas local time, on May 21, 2012. The meeting will be held in our corporate offices, located at 545 E. John Carpenter Freeway, Suite 1300, Irving, Texas.

The following proxy statement tells you about the matters to be addressed, and the procedures for voting, at the meeting.

Your vote is very important. Even if you have only a few shares, we want your shares to be represented. **If your shares are held in a brokerage account, your broker may not have discretion to vote on your behalf with respect to non-routine matters, such as electing directors and "say-on-pay." Consequently, you must provide specific voting instructions to your broker in order to vote.** Please vote promptly in order to be certain your shares are represented at the meeting.

My colleagues and I look forward to seeing you at the meeting.

Very truly yours,

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MAY 21, 2012

This proxy statement and our Annual Report for the fiscal year ended December 31, 2011 are both available at www.felcor.com under the "Annual Meeting Materials" link.



JONATHAN H. YELLEN
EXECUTIVE VICE PRESIDENT
GENERAL COUNSEL AND SECRETARY

545 E. JOHN CARPENTER FREEWAY, SUITE 1300
IRVING, TX 75062
PH: 972-444-4900
F: 972-444-4949
WWW.FELCOR.COM
NYSE: FCH

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

April 12, 2012

Notice is hereby given that the Annual Meeting of Stockholders of FelCor Lodging Trust Incorporated will be held on Wednesday, May 21, 2012 at 10:00 a.m., Dallas, Texas local time, at our headquarters, 545 E. John Carpenter Freeway, Suite 1300, Irving, Texas.

The following matters are to be presented for action by our stockholders at that time:

1.   Election of three Class III directors, each for a three-year term;

2.   Advisory vote on our 2011 executive compensation;

3.   Ratification of PricewaterhouseCoopers LLP, or PwC, as our independent registered public accounting firm for 2012; and

4.   Conducting any other business that may be properly raised at the meeting.

All common stockholders of record on March 30, 2012 may vote at the meeting on the foregoing matters. A copy of our Annual Report is enclosed.

This notice and the accompanying proxy statement, as well as our Annual Report, were first mailed to our stockholders on or about April 12, 2012.

**Proxy Statement
FelCor Lodging Trust Incorporated
Annual Meeting of Stockholders
May 21, 2012**

GENERAL INFORMATION

This proxy statement is furnished in connection with the solicitation of proxies by our Board of Directors, which proxies will be voted at the annual meeting of our stockholders being held on May 21, 2012, and at any adjournment of the meeting. We are first mailing the proxy statement and proxy card to our stockholders on or about April 12, 2012.

PROPOSAL 1 – ELECTION OF DIRECTORS

The Role of our Board of Directors. Our Board of Directors, or the Board, oversees the management of our Company on your behalf. The Board reviews our long-term strategic plans and exercises direct decision-making authority on key issues, such as the declaration of dividends, the selection of the Chief Executive Officer, setting the scope of his authority to manage our day-to-day operations and the evaluation of his performance.

Structure of the Board. Our Articles of Incorporation, or our Charter, and bylaws provide for three classes of directors who serve staggered three-year terms expiring at the annual meeting three years following their election to a full term. The Corporate Governance and Nominating Committee has recommended, and the Board has nominated, Glenn A. Carlin, Robert A. Mathewson and Richard A. Smith for re-election by our common stockholders as Class III directors. If elected, each of the nominees would serve until our 2015 annual meeting.

Director Independence. The Board determines the independence of our directors based on information known by the Board concerning each director and information supplied by each director to the Board. Other than Thomas J. Corcoran, Jr. and Mr. Smith, none of our current directors has a material relationship with us (directly or as a partner, stockholder or officer of an organization that has a relationship with us), and each of them is independent as contemplated by the New York Stock Exchange's director independence standards. (Mr. Smith is our President and Chief Executive Officer, and Mr. Corcoran is our founder, former President and Chief Executive Officer and current Chairman of our Board.) Except for Mark D. Rozells, none of our independent directors had any transactions, relationships or arrangements that were required to be considered by the Board in determining director independence. Mr. Rozells is Executive Vice President and Chief Financial Officer of Fairmont Raffles Hotels International (U.S.), Inc., or Fairmont. Fairmont, or its affiliate, manages one hotel (the Fairmont Copley Plaza) for us in exchange for certain fees. The Corporate Governance and Nominating Committee reviewed the nature and extent of our relationship with Fairmont, including the fees paid to Fairmont in 2011 (which were significantly less than the New York Stock Exchange's threshold for determining director independence (2% of Fairmont's gross revenue)) and the relative significance of that hotel to our overall portfolio and strategy, as well as whether Mr. Rozells had a personal interest in, or derived any personal benefit, from our relationship with Fairmont (he has, and derives, none). The committee concluded that Mr. Rozells's independence is not adversely affected by his position and that he continues to satisfy the independence standards applicable to our independent directors. Assuming our three nominees are re-elected, all of our directors, other than Messrs. Corcoran and Smith, will also be "Independent Directors" as defined in our charter and as contemplated by the New York Stock Exchange.

2011 Board Meetings. The Board met nine times during 2011 and took one action by unanimous written consent. During 2011, each director attended at least 75% of the meetings of the Board and its committees on which he or she served. The Board has not adopted a formal policy with regard to director attendance at the annual meetings of stockholders because fewer than 10 non-management stockholders usually attend our annual meetings in person. Messrs. Corcoran and Smith were the only directors to attend our 2011 annual meeting.

Nominees for Election as Class III Directors (if elected, terms expiring in 2015)

Glenn A. Carlin Age 51	Mr. Carlin began serving as a director of FelCor upon his election in May 2009. In October 2009, Mr. Carlin became Senior Managing Director and Group Head of CBRE Capital Advisors, Inc., the investment banking and advisory affiliate of CBRE Group, Inc., a global real estate services company. From 1992 to 2009, Mr. Carlin was employed by J.P. Morgan Securities Inc. and its predecessors, serving in a variety of capacities, most recently as a Managing Director and Head of Lodging & Gaming - Real Estate Investment Banking. Mr. Carlin previously worked at HVS Financial Services, Morgan Stanley Realty Incorporated and Arthur Andersen & Co. Mr. Carlin is a director of Twin River Worldwide Holdings, Inc., which indirectly owns and operates the Twin River Casino in Lincoln, Rhode Island. None of these companies is affiliated with FelCor. Mr. Carlin holds a Bachelors of Science in Economics from the Wharton School at the University of Pennsylvania and obtained a Masters of Business Administration from Columbia Business School.
Robert A. Mathewson Age 47	Mr. Mathewson has served as a director of FelCor since May 2002. Since 1992, Mr. Mathewson has been the President of RGC, Inc., a privately-owned real estate investment company that invests primarily in hotels and other commercial real estate. RGC, Inc. and its affiliates have been significant investors in FelCor and its predecessors since 1993. In addition, from 1999 to 2000, Mr. Mathewson served as the Vice President of Business Development for Televoke Inc., an internet application service provider focusing on web, wireless and telephony integration. Mr. Mathewson serves as a director of Grill Concepts, Inc. and formerly served as a director of International Gaming Technology until 2011. None of these companies is affiliated with FelCor. Mr. Mathewson is a graduate of the University of California at Berkeley and holds a law degree from the University of California Hastings College of Law and a Masters of Business Administration from the Haas School of Business at the University of California at Berkeley.
Richard A. Smith Age 49	Mr. Smith became President, Chief Executive Officer and a director of FelCor in February 2006. Mr. Smith joined FelCor in November 2004 as its Executive Vice President and Chief Financial Officer and served as such until his promotion in February 2006. Mr. Smith previously served as Executive Vice President and Chief Financial Officer of Wyndham International, Inc. from April 2000 to November 2004. Mr. Smith served in management positions with Starwood Hotels & Resorts Worldwide, Inc., or Starwood, and Atlantic Richfield Company, and as an accountant with Coopers & Lybrand LLP. None of these companies is affiliated with FelCor. Mr. Smith currently serves on the National Corporate Development Committee of Autism Speaks. Mr. Smith is a graduate of the University of Tennessee.

A nominee for election as director will be elected if he or she receives a majority of the votes *actually cast*, with no regard given to abstentions or broker non-votes (*i.e.*, election of a director requires more votes "for" than "against") at a meeting where a quorum is present.

The Board of Directors recommends that you vote "FOR" the election of each of the nominees for election as Class III directors described above.

Continuing Class I Directors (terms expiring in 2013)

Melinda J. Bush Age 71	Ms. Bush has served as a director of FelCor since May 2000. Since March 2002, Ms. Bush has served as the Chairman and Chief Executive Officer of HRW Holdings/Hospitality Resources Worldwide, LLC, a company that provides investment, market development and advisory services to the lodging and travel industry and is not affiliated with FelCor. From September 1996 until March 2002, she served as the Executive Vice President, Editorial and Publishing Director of Premier Hotels & Resorts, a division of Advanstar Communications. Prior to September 1996, Ms. Bush served as the Executive Vice President of Reed Elsevier's Reed Travel Group/Hotel & Travel Index, which was engaged in hotel industry marketing and publishing activities on a global basis. Ms. Bush is a former director and trustee of the American Hotel Foundation and currently serves as a trustee of the Foundation's Investment Committee. None of these companies is affiliated with FelCor. She has an honorary doctorate degree from Johnson & Wales University, is a member of the Cornell Society of Hoteliers and carries the CHA (Certified Hotel Administrator) designation awarded by the industry to hotel operators and general managers. She was also previously named Woman of the Year in Travel by the Travel Industry of America and is the recipient of several other awards for her achievements in the industry. Ms. Bush graduated from the University of Colorado and studied at Harvard University's School of International Business in Switzerland.
Charles A. Ledsinger, Jr. Age 62	Mr. Ledsinger has served as a director of FelCor since November 1997. He currently serves as the Chairman and Managing Director of SunBridge Capital Management, L.L.C. From September 2006 to May 2009, Mr. Ledsinger served as Vice Chairman of Choice Hotels International, Inc., or Choice, the parent company of Choice Hotels International, where Mr. Ledsinger served as President and Chief Executive Officer from August 1998 to his retirement in 2009. Choice globally franchises more than 6,000 predominantly midscale hotels and is not affiliated with FelCor. Prior to August 1998, Mr. Ledsinger served as Senior Vice President and Chief Financial Officer of St. Joe Corporation

from May 1997 until his election as President and Chief Operating Officer of that company in February 1998. From June 1995 until May 1997, Mr. Ledsinger was Senior Vice President and Chief Financial Officer of Harrah's Entertainment, Inc., a casino operator. For more than three years prior to that, Mr. Ledsinger served as Senior Vice President and Chief Financial Officer of The Promus Companies Incorporated, the former parent of Harrah's Entertainment, Inc. He is currently a director of Darden Restaurants, Inc. and formerly served as a director of Choice until 2009 and TBC Corporation until 2008. Mr. Ledsinger also serves as chairman of the boards of directors of two privately-held companies: Realty Investment Company, Inc., an operating and investment company, and Sunburst Hospitality Corporation, a hotel and real estate operator. None of these companies is affiliated with FelCor. Mr. Ledsinger also currently serves as a director of various community and educational institutions, and is the Rector (Chairman) of the Board of Trustees at the University of Richmond. Mr. Ledsinger is a graduate of the University of Virginia and holds a Masters of Business Administration from the University of Memphis.

Robert H. Lutz, Jr.
Age 62

Mr. Lutz has served as a director of FelCor since our merger in July 1998 with Bristol Hotel Company, where he formerly had served as a director. Mr. Lutz is currently FelCor's Lead Independent Director and has served in that capacity since May 2010. Since March 2012, Mr. Lutz has served as Chairman of the Board of Directors, President and Chief Executive Officer of Wound Management Technologies, Inc., a leading innovation in advanced wound care solutions. Mr. Lutz is also the President of Lutz Investments LP, which is not affiliated with FelCor, through which he holds and manages a variety of investments. From 1994 until 2000, Mr. Lutz served as the Chairman and Chief Executive Officer, and a member of the executive committee, of Amresco, Inc., a financial services company. From 1991 to 1994, Mr. Lutz served as President and Chief Operating Officer of Balcor/ Allegiance Realty Group, a subsidiary of the American Express Company engaged in real estate ownership and management. None of these companies is affiliated with FelCor. Mr. Lutz is a graduate of Furman University and holds a Masters of Business Administration from Georgia State University.

Continuing Class II Directors (terms expiring in 2014)

Thomas J. Corcoran, Jr.
Age 63

Mr. Corcoran is the Chairman of the Board of FelCor. He served as the President and Chief Executive Officer of FelCor from its formation in 1994 until February 2006, when he became the Chairman of the Board. From 1991 to 1994, Mr. Corcoran served as the President and Chief Executive Officer of the general partner of the partnerships that were merged into FelCor at its formation. From October 1990 to December 1991, he served as the Chairman, President and Chief Executive Officer of Fiesta Foods, Inc., a manufacturer of tortilla chips and taco shells. From 1979 to 1990, Mr. Corcoran held various positions with ShowBiz Pizza Time, Inc. (now CEC Entertainment, Inc.), an operator and franchisor of family entertainment center/pizza restaurants, and with Integra - A Hotel and Restaurant Company (formerly Brock Hotel Corporation). He served as the President and Chief Executive Officer of Integra from 1986 to 1990. Mr. Corcoran has served as a director of Sammons Enterprises, Inc., a diversified, portfolio investment company, since December 2010 (he is currently chairman of that board), and formerly served as the Chairman of the American Hospitality & Lodging Association. Mr. Corcoran graduated from Washburn University and received a law degree from the Washburn University School of Law.

Robert F. Cotter
Age 60

Mr. Cotter was elected as a director of FelCor in July 2006. He was, from March 2007 until his retirement in 2008, President and a director of Kerzner International Holdings Limited, or Kerzner, a developer and operator of luxury hotels and resorts. Prior to joining Kerzner, Mr. Cotter served as President and Chief Operating Officer for Starwood from 2003 through his retirement from Starwood in December 2005. Neither Kerzner nor Starwood are affiliated with FelCor, although Starwood manages seven of FelCor's hotels and co-owns one of FelCor's hotels. He spent most of his 33-year career with Starwood and its predecessors and was named Chief Operating Officer in 2000, after serving as President, International Operations, and President and Chief Operating Officer, Europe. Mr. Cotter is also a member of the Board of Trustees of Boston College. Mr. Cotter graduated from Boston College.

Thomas C. Hendrick Age 65	Mr. Hendrick has served as a director of FelCor since February 2007. He is currently President and Chief Executive Officer of TCH Partners, Inc., a developer of luxury, mixed-use commercial real estate projects in the U.S., Mexico and Latin America. Mr. Hendrick formerly served as President of Sagewood Partners, LLC, a developer of high-end, mixed-use real estate projects, from December 2007 through July 2009, and the Executive Vice President of Acquisitions and Development for the Kor Group, a privately held investment, development and management firm, from November 2006 to November 2007, where he oversaw hotel and resort acquisitions, development opportunities and third-party management agreements on a worldwide basis. Prior to his work with Kor, Mr. Hendrick served in senior development positions for Mandarin Oriental Hotel Group from 2002 to 2006, Rosewood Hotels & Resorts from 1998 to 2002, and prior to that, Regent International Hotels as Vice President of Development, Mariner Hotels (currently Remington Hotels) as Executive Vice President of Development, and Wyndham Hotels & Resorts as Regional Vice President of Development. None of these companies is affiliated with FelCor. Mr. Hendrick graduated from Southeast Missouri State University and holds a Masters of Business Administration from the University of North Florida.
Mark D. Rozells Age 50	Mr. Rozells has served as a director of FelCor in March 2008. Since November 2010, Mr. Rozells has served as Executive Vice President and Chief Financial Officer of Fairmont. Fairmont is not affiliated with FelCor, although as noted above, Fairmont does manage one of our hotels. He is, and has been since October 2006, the founder and President of Inversiones Latinoamericanas S.A., a private real estate investment and development company. From September 2005 to October 2006, Mr. Rozells served as Managing Director of Procinea Management LLC, a privately-held start-up investment firm focused on developing investment and financing strategies for non-traditional assets, including motion picture, television and electronic game content. From June 2003 to July 2005, Mr. Rozells served as President and Chief Executive Officer of DMX Music, Inc., a leading provider of music and in-store entertainment services via cable, satellite and the internet. In February 2005, DMX Music, Inc. filed for protection under Chapter 11 of the U.S. Bankruptcy Code. From April 2000 to June 2003, Mr. Rozells served as Executive Vice President and Chief Financial Officer of Liberty Digital, Inc., a publicly-held new media and music content production and distribution company that was majority-owned by Liberty Media Corporation. Mr. Rozells also previously served in management with Starwood, The Walt Disney Company, Imperial Corporation of America and Allied Signal, Inc. None of these companies is affiliated with FelCor. Mr. Rozells graduated from Yale College and is a Chartered Financial Analyst.

Special Directors

As of August 2, 2010, we were in arrears on the payment of quarterly dividends on our preferred stock for six quarters. As a result, as provided in our Charter, the holders of our preferred stock, voting together as a single class, elected, as a matter of right, two new independent directors to our Board. Those two directors, Christopher J. Hartung and C. Brian Strickland, were elected at a special meeting of our preferred stockholders in November 2010. Although preferred stockholders may nominate candidates for election at the annual meeting in accordance with our Charter and bylaws, we received no nominations from our preferred stockholders for directors of the Company. Consequently, our preferred stockholders may not conduct any business and no vote of the preferred stockholders will be held at the annual meeting. Messrs. Hartung and Strickland will therefore continue to serve as directors unless and until their successors are duly elected in accordance with our Charter and bylaws or, if earlier, all delinquent dividends, together with the dividends for the current quarterly period, on the voting preferred shares have been paid or declared or set aside for payment.

Christopher J. Hartung Age 42	Mr. Hartung has served as a director of FelCor since November 2010. He currently serves as a director at Lazard Asset Management, or Lazard. Prior to the sale of Grubb & Ellis Alesco Advisors, or Grubb & Ellis, to Lazard, he served as Senior Advisor to Grubb & Ellis. He most recently served as Managing Director, Real Estate Investment Banking of Wells Fargo Securities/Eastdil Secured, a real estate investment banking firm, from 2004 to 2010, where he provided investment banking services to public and private real estate companies. Mr. Hartung has also served as Managing Director, Real Estate Equity Research at WR Hambrecht & Co. from 2002 to 2004; Chief Strategy Officer at iBuilding, Inc. from 2001 to 2002; Managing Director and Group Head, Real Estate Equity Research at Banc of America Securities from 1996 to 2000; and has also served in various capacities at J.P. Morgan & Co. from 1990 to 1996. None of these companies is affiliated with FelCor. Mr. Hartung is currently or has been a member of various professional organizations in the real estate industry, including the Urban Land Institute, Lambda Alpha International, International Council of Shopping Centers and the National Association of Real Estate Investment Trusts. Mr. Hartung has previously served on the Advisory Board for the Fisher Center for Real Estate at the Haas School of Business at the University of California at Berkeley. Mr. Hartung graduated from Cornell University.

C. Brian Strickland Age 49	Mr. Strickland has served as a director of FelCor since November 2010. He has served as the Chief Financial Officer of JMI Realty, LLC, a private real estate investment and development company, since October 2009. From July 2008 to October 2009, Mr. Strickland served as Chief Financial Officer of Road Traveler LLC, an early stage web based travel company. From July 2007 to June 2008, Mr. Strickland provided consulting services to several non-profit organizations. From April 1998 to May 2007, Mr. Strickland served as the Chief Financial Officer of CNL Hotels & Resorts, Inc., a hotel real estate investment trust. Previously, Mr. Strickland held various positions with Wyndham International, Inc., Trammell Crow Company and Ernst & Whinney. None of these companies is affiliated with FelCor. Mr. Strickland received a Bachelor of Business Administration in Accounting from Texas Tech University.

Board Committees

The Board appoints committees to help carry out its duties. In particular, committees work on key issues in greater detail than would be practicable at a full Board meeting. Each committee reviews the results of its deliberations with the full Board.

The Board's standing committees currently consist of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. Current copies of the charters for each of these committees, as well as our Corporate Governance Guidelines and Code of Business Conduct and Ethics, may be found on the Investor Relations page of our website at www.felcor.com and are also available in print to any stockholder who requests them by writing to our corporate Secretary at the address listed under "*Questions*." A more detailed description of each of these committees is set forth below.

The Audit Committee oversees audits, accounting, financial reporting and internal control matters. The committee appoints, compensates, evaluates and terminates the independent registered public accounting firm that audits our financial statements. The committee consults with our independent registered public accounting firm and reviews their audit and other work. The committee also consults with our Chief Financial Officer, General Counsel and Chief Accounting Officer and reviews our internal controls and compliance with corporate policies.

The Audit Committee held four meetings in 2011.

During 2011, the committee met prior to issuing each earnings release to review the information to be reported and to examine any issues relating to the report of earnings. The committee also reviewed each Quarterly Report on Form 10-Q and the Annual Report on Form 10‑K before filing. The directors currently serving on the Audit Committee are Messrs. Carlin (Chairman), Hendrick, Mathewson and Rozells, each of whom is independent in accordance with the listing standards of the NYSE. The Board has reviewed the education, experience and other qualifications of each member of the Audit Committee. After review, the Board has determined that Messrs. Carlin and Rozells meet the U.S. Securities and Exchange Commission's, or SEC's, definition of an "audit committee financial expert" and would be considered to be independent under the applicable rules of the SEC.

Currently, none of the members of our Audit Committee serve on the audit committees of three or more public companies.

<u>The Compensation Committee</u> reviews and approves the compensation to be paid to our senior executive officers and advises the Board on the adoption of, and administers, employee benefit and compensation plans. The Compensation Committee currently consists of Ms. Bush and Messrs. Ledsinger (Chairman), Cotter and Carlin. Each member is independent in accordance with the listing standards of the NYSE.

The Compensation Committee held four meetings during 2011.

Scope of Authority

In accordance with its charter, the Compensation Committee:

- reviews and approves on an annual basis the corporate goals and objectives relevant to the compensation of all employees of the Company and other individual performance objectives specifically relevant to the Chief Executive Officer;
- reviews and approves on an annual basis the base salaries of the Chief Executive Officer and other executive officers;
- determines and approves, in consultation with the Chief Executive Officer, the performance-based compensation of the other executive officers of the Company;
- evaluates the Chief Executive Officer's performance in light of his objectives and accordingly determines his performance-based compensation;
- reviews, approves, and administers all incentive-compensation plans, deferred compensation plans, and equity-based incentive plans; establishes guidelines, rules and interpretations for such plans; approves and ratifies awards, and amendments thereto, made under any such plans, and reviews and monitors awards under such plans;
- reviews the Compensation Discussion and Analysis as required by the SEC for inclusion in our annual proxy statement together with the committee's report;
- reviews, annually, director compensation levels and practices and, if determined to be appropriate, approves changes in such compensation levels and practices, taking into account the considerations set forth in our Corporate Governance Guidelines;
- reviews and approves guidelines or agreements with respect to severance, change in control or other termination payments to be made to executive officers, other officers and key employees and exceptions to those guidelines or agreements with respect to executive officers; and
- reviews, on an annual basis, the Company's compensation policies and practices to confirm that they do not, in any way, create risks that are reasonably likely to have a material adverse effect on the Company.

For a further description of the committee's role, processes and procedures in determining the amount and form of executive and director compensation, see *"Compensation Discussion and Analysis"* and *"Director Compensation."*

Committee Composition

Each member of the committee has been determined by the Board to be "independent" under the rules of the NYSE. Additionally, each director who serves on the Compensation Committee must be (1) a "non-employee director" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and (2) an "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code.

The Corporate Governance and Nominating Committee recommends to the Board candidates for election as directors, develops and recommends to the Board our Corporate Governance Guidelines, including criteria for membership on the Board and its committees, reviews the succession plan for our Chief Executive Officer in executive session on an annual basis, and considers other corporate governance issues. This committee currently consists of Messrs. Lutz (Chairman), Ledsinger, Mathewson and Rozells, each of whom is independent in accordance with the listing standards of the NYSE.

The Corporate Governance and Nominating Committee held three meetings in 2011.

Director Nomination Process

Identifying Candidates. The committee currently has no fixed process for identifying new nominees for election as a director, thereby retaining the flexibility to adapt its process to the circumstances. The committee has the ability, if it deems it necessary or appropriate, to retain the services of an independent search firm to identify new director candidates. The committee considers any potential candidate proposed by a member of our Board or senior management.

Typically, at least two members of the committee, as well as the Chairman of our Board and our Chief Executive Officer, each personally interviews any non-incumbent candidate so proposed, and the assessments of his or her qualifications are provided to the full committee to assist with its deliberations.

Factors Considered. In determining candidates to recommend for election, the Corporate Governance and Nominating Committee reviews a potential candidate's experience, expertise and other factors relative to the Board's composition. For incumbent directors, the committee also considers whether continued service is appropriate in light of changes in his or her circumstances, as well as his or her performance as a director. While the committee includes a diversity of viewpoints, background and experience as relevant criteria in nominating directors, we have no formal diversity policy. The Corporate Governance Guidelines direct the committee to take into account the following criteria, in addition to any other criteria it may consider appropriate:

- personal qualities and characteristics, accomplishments and reputation in the business community;
- current knowledge and contacts in the hotel industry or other industries relevant to our business;
- ability and willingness to commit adequate time to Board and committee business; and
- fit of the candidate's skills and personality with those of other directors and potential directors in building an effective, collegial and responsive board of directors.

Eligibility - Age Limits. Our Corporate Governance Guidelines prohibit the nomination of any director, including any incumbent director first elected after the 2003 annual meeting, if he or she would be 70 or older at the time of election (the age limit is 75 for all other incumbent directors). The committee is also required to recommend for nomination as directors individuals that assure a majority of the Board's members are independent as required by the NYSE listing standards and the SEC's rules.

Candidates Recommended by Stockholders. Our policies and procedures regarding stockholder recommended candidates for director are contained in the committee's charter. The committee may consider stockholder recommendations for candidates to serve on the Board. The committee will consider any candidate for director recommended by any beneficial owner, or group of beneficial owners, that has owned more than 5% of our outstanding common stock for at least one year. The committee will consider the candidate based on the same criteria established for selection of director nominees, generally. The committee reserves the right to reject any candidate that has a special interest agenda other than the best interests of FelCor and our stockholders, generally. For this annual meeting, the committee received no proposals for director candidates. Stockholders desiring to nominate persons for director must follow the following procedure:

- submit, in writing, the following information about the candidate: name, mailing address, telephone number, email address, resume, business history, listing of other past and present directorships and director committees, hotel industry experience and other relevant information; to the Corporate Governance and Nominating Committee, c/o FelCor Lodging Trust Incorporated, 545 E. John Carpenter Freeway, Suite 1300, Irving, Texas 75062-3933, Attention: Secretary;
- explain in the submission why the stockholder believes the candidate would be an appropriate member of our Board and the benefits and attributes that the candidate will provide to us in serving as a director;
- provide evidence of the requisite stock ownership along with the recommendation; and
- indicate whether we may identify the stockholder in any public disclosures that we make regarding the consideration of the director candidate.

For a candidate to be considered for nomination at the 2013 annual meeting, the submission must be received by us no earlier than November 10, 2012 and no later than December 10, 2012.

Other Committees. The Board has also established two other committees: an Executive Committee and a Finance Committee.

The Executive Committee was established to exercise authority on behalf of the Board. In practice, the Executive Committee generally meets when it is impractical to call a meeting of the full Board. In addition, the Executive Committee is often asked by the Board to undertake a preliminary investigation of any issue or question. The Executive Committee currently consists of Messrs. Corcoran (Chairman), Cotter, Hendrick, Lutz and Smith. The Executive Committee met six times in 2011.

The Finance Committee was established in 2009 to exercise authority on behalf of the Board as it relates to finance matters and financial transactions, in particular where the matters at hand may require more frequent meetings and consultation than practical for the full Board. The Finance Committee currently consists of Messrs. Smith (Chairman), Carlin, Ledsinger and Rozells. The Finance Committee held three meetings in 2011 and consented to eight actions in writing.

Corporate Governance

Board Performance

Each of our Board and the Audit, Compensation and Corporate Governance and Nominating Committees conducts an annual survey of its members regarding performance. The results of those surveys are then reviewed with a view to improving efficiency and effectiveness. In addition, the full Board reviews annually the qualifications and effectiveness of the Audit Committee and its members.

Director Qualifications for Service

As noted above, the Corporate Governance and Nominating Committee considers a variety of factors when a candidate is being considered to fill a vacancy on the Board or when nomination of an incumbent director for re-election is under consideration. The committee and the Board strive to balance a diverse mix of experience, perspective, skill and background with the practical requirement that the Board operate collegially, with the common purpose of overseeing FelCor's business on behalf of its stockholders. All of our directors are seasoned business executives with decades of relevant experience, and each of them approaches the business of the Board and their responsibilities with great seriousness of purpose. The following table describes, with respect to each director, his or her particular experience, qualifications, attributes and skills that qualify him or her to serve as a director:

Melinda J. Bush	*Qualifications: lodging industry expertise and relationships; marketing and brand expertise; knowledge of markets, properties and current developments; extended Board service; independent.*
	Ms. Bush has had a storied career within the lodging industry. She has extensive industry contacts and relationships and particular expertise in sales, marketing, trends and lodging brands. That expertise is invaluable to the Board and management as they consider various strategic and operating matters. Ms. Bush brings a unique perspective to the Board and to her work on the Compensation Committee (on which she has served for many years), characterized by her deep understanding of the hospitality industry, her relationships with industry groups, and her long-standing service with FelCor.

Glenn A. Carlin	*Qualifications: financial and capital markets expertise; lodging and real estate industries – general and transactional knowledge; Audit Committee financial expert; independent.*
	Mr. Carlin is a seasoned investment banker, with a particular focus on real estate finance and the lodging and gaming industries. He brings an insider's perspective to the Board's discussions concerning our balance sheet strategy and capital market activities, including equity and debt financings, liquidity, investor relations and other capitalization matters, which perspective has proven invaluable as we improve our balance sheet. His financial background is particularly valuable in respect of his service on our Finance Committee and as the chairman of our Audit Committee.
Thomas J. Corcoran, Jr.	*Qualifications: FelCor's founder and former President and Chief Executive Officer; extensive lodging industry leadership experience and relationships; general management experience; in-depth knowledge of FelCor, its properties and historical strategic, transactional and tactical decision-making.*
	In addition to his hotel industry and general management and corporate leadership experience, Mr. Corcoran has exceptional in-depth knowledge of FelCor's history, assets and strategic relationships. He brings a sophisticated understanding of hotel operations, hotel brands and management, and hotel transactions, as well as general management. As the Chairman of our Board, Mr. Corcoran brings these attributes to bear in the administration of the Board's governance, oversight and management responsibilities.
Robert F. Cotter	*Qualifications: long-time lodging industry executive with extensive operating and leadership experience; detailed understanding of hotel brand strategies and management practices; substantial experience managing and compensating executives and managing for performance; independent.*
	Mr. Cotter's lengthy career in the lodging industry – from postings at individual properties to serving as a senior executive at Starwood Hotels & Resorts and at Kerzner International - is the basis for refined strategic insights about our portfolio, the various hotel brands and management companies and opportunities for growth. Mr. Cotter also has substantial experience managing and driving individual and team performance, which is particularly relevant to his work on our Compensation Committee.

Christopher J. Hartung	Mr. Hartung was nominated and elected in 2010 by the holders of our preferred stock. His qualifications were not evaluated by the Corporate Governance and Nominating Committee, and the Board expresses no opinion as to Mr. Hartung's qualifications to serve as a director.
Thomas H. Hendrick	*Qualifications: extensive hotel transactions, development and financing experience; independent.*
	Mr. Hendrick brings lodging and real estate development expertise, as well as many years of experience analyzing markets and opportunities in the lodging industry, to his work on the Board and, in particular, provides seasoned and timely insight as the Board considers strategic transactions and re-development opportunities.
Charles A. Ledsinger, Jr.	*Qualifications: extensive financial and executive leadership experience at lodging and real estate development companies; public company financial reporting and management experience; lengthy service as a FelCor director; service on every standing FelCor committee; sophisticated knowledge of governance, financial reporting, risk management, investor relations, compensation and other public company issues; service on other public company boards of directors provides additional perspective on governance, compensation and other best practices; independent.*
	Mr. Ledsinger has had a long career as an executive with financial and general management responsibilities with lodging and real estate companies. As one of our longest-serving directors, Mr. Ledsinger has served on all of our standing committees, having chaired both the Audit and Compensation Committees; his own experiences managing businesses, including one of the largest hotel brand franchisors, provide the Board with a uniquely practical strategic perspective. He brings highly sophisticated public company financial and strategic management experience that informs his contributions; he also has a consultative and inclusive leadership style that encourages the collegial dynamics that enhance the Board's effectiveness.

Robert H. Lutz, Jr.	*Qualifications: extensive management and executive leadership experience; real estate capital markets and investment experience; long-serving FelCor director; independent.*

Mr. Lutz has enjoyed a lengthy career as an executive in the real estate industry and as an investor through several economic cycles. He brings substantial leadership, management and real estate experience to the Board, and his long-standing service as a FelCor director, including currently serving as our Lead Independent Director, as well as his prior service on various for-profit and non-profit boards, provides an invaluable perspective on matters of corporate governance and executive compensation, as well as commercial real estate transactions and financing.

Robert A. Mathewson	*Qualifications: real estate and general investment and transactional experience; long-serving FelCor director; other public company directorship experience; independent.*

Mr. Mathewson has substantial experience as a real estate investor, which is particularly valuable in assessing the merits of the various transactions considered by the Board, as well as his service as a director at FelCor and other companies, which provides insight and perspective to his work on the Audit and Corporate Governance and Nominating Committees.

Mark D. Rozells	*Qualifications: chartered financial analyst; extensive financial and executive management experience, including public company financial reporting; Audit Committee financial expert; public company leadership experience; independent.*

Mr. Rozells is currently Executive Vice President and Chief Financial Officer of Fairmont and has held executive positions with financial, strategic and general management responsibilities at several leading public companies, including The Walt Disney Company and Starwood Hotels & Resorts. Mr. Rozells is also a chartered financial analyst, and his financial and transactional expertise has proven particularly relevant to his work on the Audit Committee and the Finance Committee.

Richard A. Smith	*Qualifications: extensive financial and general management experience, particularly in the lodging industry; substantial public company leadership experience; wide range of lodging industry and financial institution relationships; currently FelCor's President and Chief Executive Officer.*
	In addition to his financial and general management experience, as well as his record of leadership, Mr. Smith provides the Board with a unique window into the current thinking of, and efforts undertaken by, FelCor's management team. Mr. Smith also provides the Board and FelCor with a clearly articulated strategic vision for FelCor and first-hand insights into FelCor's day-to-day challenges and opportunities.
C. Brian Strickland	Mr. Strickland was nominated and elected in 2010 by the holders of our preferred stock. His qualifications were not evaluated by the Corporate Governance and Nominating Committee, and the Board expresses no opinion as to Mr. Strickland's qualifications to serve as a director.

Executive Board Sessions

Our Board regularly meets in executive session, in the absence of members of management who are not directors, to discuss issues related to management performance and other matters. In addition, the independent directors, led by our Lead Independent Director, meet regularly without Messrs. Corcoran and Smith present, in connection with each regular Board meeting.

Communications with Directors

Our Corporate Governance Guidelines provide that our stockholders and other interested parties may communicate their concerns about us and our business and affairs to the Board, the Chairman of our Board, or if the Chairman of our Board is a member of management, to the non-management directors, as a group, c/o our Lead Independent Director. These communications should be sent in the form of written correspondence by mail addressed to the Board of Directors c/o FelCor Lodging Trust Incorporated, 545 E. John Carpenter Freeway, Suite 1300, Irving, Texas 75062-3933, Attention: Secretary. The communication should indicate whether it is intended for the entire Board, the Chairman of our Board or the Lead Independent Director, as applicable, or the non-management directors, as a group. The Secretary will forward all such correspondence to the Chairman of our Board or the Lead Independent Director, as applicable, who will determine what action, if any, will be taken concerning the correspondence and its contents. If the number of letters received through the foregoing process becomes excessive, the Board may consider approving a process for review, organization and screening of the correspondence by the Secretary or other appropriate person.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that is applicable to our directors, officers and employees. A copy of this Code, as amended, is available from our website at www.felcor.com. We will also post on our website any waivers of the provisions of the Code made with respect to any of our directors or executive officers.

Board Leadership Structure

We have historically separated the offices of Chief Executive Officer and Chairman of the Board as a means of separating management of FelCor from the Board's oversight of management. Our current Chairman, Mr. Corcoran, co-founded FelCor and was our President and Chief Executive Officer from 1994 until 2006; he has a unique historical and current perspective regarding FelCor and the lodging industry. In addition to the foregoing, in 2010, the Board established the position of Lead Independent Director; Mr. Lutz was elected to that position by our independent directors in 2010 and will serve until his current term of service as a director expires in 2013. The Lead Independent Director, who is selected from and elected by our independent directors (in the absence of such election, the Chairman of the Corporate Governance and Nominating Committee serves as the Lead Independent Director), presides over meetings of the independent members of the Board and provides independent leadership and guidance. We believe, at this time, that this structure provides desirable oversight of the Company's management and affairs.

Risk Oversight

The Board oversees an enterprise-wide approach to risk management, intended to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance stockholder value. The Board is actively involved in establishing and refining our business strategy, including assessing management's appetite for risk and determining the appropriate level of risk for FelCor, overall. In late-2008 and early 2009, the Board, various FelCor executives and other officers engaged in a formal enterprise risk management assessment, which involved a review and analysis of risk throughout the business. The assessment was facilitated by Towers Watson, an independent consulting firm. Towers Watson thereafter submitted a report to the Board containing various findings that were subsequently considered by the Board and management and, where appropriate, integrated with our internal processes. FelCor may conduct additional assessments in the future as circumstances warrant.

While the Board of Directors has the ultimate oversight responsibility for the risk management process, various committees of the Board also have responsibility for risk management. In particular, the Audit Committee focuses on financial risk, including internal controls, and from time to time discusses and evaluates matters of risk, risk assessment and risk management with our management team. The Compensation Committee is responsible for overseeing the management of risk associated with FelCor's compensation policies and arrangements. Finally, the Corporate Governance and Nominating Committee ensures that the internal rules and processes by which FelCor is governed are consistent with prevailing best governance practices and applicable laws and regulations. Our Code of Business Conduct and Ethics, Corporate Governance Guidelines, Committee Charters and other governance documents are reviewed by the appropriate committees annually to confirm continued compliance, ensure that the totality of our risk management processes and procedures is appropriately comprehensive and effective and that those processes and procedures reflect established best practices.

PROPOSAL 2 – ADVISORY VOTE ON OUR 2011 EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, enables our stockholders to vote to approve, on an advisory (nonbinding) basis, the compensation of our named executive officers, or NEOs, as disclosed in this proxy statement in accordance with the SEC's rules. We are providing this vote pursuant to Section 14A of the Exchange Act.

As described in "*Compensation Discussion and Analysis,*" our executive compensation programs are designed to attract, motivate, and retain our NEOs, who are critical to our success. Under these programs, our NEOs are rewarded for the achievement of pre-established levels of financial, operational and individual objectives.

We ask our stockholders each year to indicate their support for our NEO compensation as described in this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our NEOs' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this proxy statement. Accordingly, we will ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

> "RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2012 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and the related narrative discussion."

This proposal will be considered approved, on an advisory basis, if this proposal receives a majority of votes cast at a meeting at which a quorum is present, with no regard given to abstentions or broker non-votes.

The Board and our Compensation Committee value the opinions of our stockholders and will evaluate what actions, if any, are necessary or appropriate to address concerns indicated by this vote; however, the say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation Committee, the Board or our executives.

The Board recommends a vote "FOR" the approval of the compensation of our named executive officers, as disclosed in this proxy statement.

PROPOSAL 3 - RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PwC served as our independent registered public accounting firm during 2011 and has been selected to serve in that capacity for 2012, unless the Audit Committee subsequently determines that a change is desirable. The Audit Committee has the ultimate responsibility for the selection of our independent registered public accounting firm; therefore, the selection is being submitted for ratification at the 2012 annual meeting, solely with a view toward soliciting the stockholders' opinion. This opinion will be taken into consideration by the Audit Committee in its future deliberations.

A representative of PwC is expected to be at our 2012 annual meeting to respond to appropriate questions and to make a statement if desired.

Vote Necessary to Ratify the Selection

The selection of PwC as our independent registered public accounting firm for 2012 will be ratified if this proposal receives a majority of votes cast (assuming a quorum is present). Under the applicable rules, a broker would have the authority to vote **FOR** this proposal in the absence of contrary instructions from the beneficial owner.

Audit Fees

We paid PwC $469,400 and $478,000 for 2011 and 2010, respectively, for the integrated audit of our consolidated financial statements and internal control over financial reporting, and reviews of the quarterly financial statements included in our Quarterly Reports on Form 10-Q. We paid PwC $74,864 and $41,817 for services related to other regulatory filings in 2011 and 2010, respectively.

Audit-Related Fees

We did not pay any such fees to PwC in 2011 or 2010.

Tax Fees

We did not pay any tax-related fees to PwC in either 2011 or 2010.

All Other Fees

We did not pay any other fees to PwC in either 2011 or 2010.

Auditor Independence

In determining the independence of PwC, the Audit Committee considered whether the provision of the non-audit services is compatible with maintaining PwC's independence.

Audit Committee's Policy Regarding Pre-approval of Non-Audit Services

In 2002, the Audit Committee adopted a policy of pre-approving the nature and estimated amount of any significant audit or non-audit services to be provided to our Company by its independent registered public accounting firm, taking into consideration the impact that the rendition of such services could have on their independence.

The Board recommends a vote "FOR" ratification of the appointment of PwC as our independent registered public accounting firm for 2012.

STOCK OWNERSHIP

Principal Stockholders

The following table shows how much of our common stock was beneficially owned on April 2, 2012, by each person known to us to beneficially own more than 5% of our common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class [a]
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	12,546,873 [b]	10.1%
Zhengxu He Institute of Math, AMSS, CAS Zhongguancun, Haidian District Beijing 100080, PRC	9,842,104 [c]	7.9%
Apollo Management Holdings GP, LLC 9 W. 57th Street, 43rd Floor New York, NY 10019	7,849,600 [d]	6.3%
Black Rock Inc. 40 East 52nd Street New York, NY 10022	7,529,889 [e]	6.1%
Vanguard Specialized Funds 100 Vanguard Blvd. Malvern, PA 19355	6,558,556 [f]	5.3%

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(a)   Based upon 124,218,010 shares outstanding as of April 2, 2012.

(b)   Based upon Amendment No. 7 to its Schedule 13G filed on February 9, 2012. The Vanguard Group, Inc., an investment advisor, reported that it had sole voting power with respect to 173,190 shares, and sole dispositive power with respect to 12,373,683 shares and shared dispositive power with respect to 173,190 shares.

(c)   Based upon Amendment No. 1 to its Schedule 13G filed on January 10, 2012. Zhengxu He reported that he had sole voting power with respect to these shares.

(d)   Based upon Amendment No. 1 to its Schedule 13G filed on February 10, 2012. With respect to these shares, Apollo Management Holding GP, LLC reported that it had shared voting power and dispositive power either directly or indirectly through the following affiliates. i) Apollo Value Investment Master Fund, L.P., (ii) Apollo Value Advisors, L.P., (iii) Apollo Value Capital Management, LLC , (iv) Apollo Value Management, L.P. , (v) Apollo Value Management GP, LLC, (vi) Apollo Strategic Value Master Fund, L.P. , (vii) Apollo SVF Advisors, L.P., (viii) Apollo SVF Capital Management, LLC , (ix) Lyxor/Apollo Distressed Fund Limited, (x) Apollo Special Opportunities Managed Account, L.P., (xi) Apollo SOMA Advisors, L.P., (xii) Apollo SOMA Capital Management, LLC , (xiii) Apollo SVF Management, L.P. , (xiv) Apollo SVF Management GP, LLC, (xv) Apollo Capital Management, L.P., (xvi) Apollo Capital Management GP, LLC, (xvii) Apollo Principal Holdings II, L.P., (xviii) Apollo Principal Holdings II GP, LLC, and (xix) Apollo Management Holdings, L.P.

(e)   Based upon Amendment No. 1 to its Schedule 13G filed on February 13, 2012. Black Rock Inc. reported that it had sole voting and dispositive power with respect to these shares.

(f)   Based upon Amendment No. 1 to its Schedule 13G filed on January 27, 2012. Vanguard Specialized Fund reported that it had sole voting power with respect to these shares.

Security Ownership of Management

The following table shows how much of our common stock, Series A Preferred Stock and Series C Preferred Stock was beneficially owned on April 2, 2012 by the executive officers named in the *"Summary Compensation Table,"* each nominee and continuing director, and all current directors and executive officers, as a group. Unless otherwise indicated, each person owns directly the number of shares shown after his or her name in the table below and has sole voting and investment power with respect to such shares. None of the shares owned by such persons are subject to any pledge. The address of each of the persons listed below is c/o FelCor Lodging Trust Incorporated, 545 E. John Carpenter Freeway, Suite 1300, Irving, TX 75062-3933.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock	Percent of Class[a]	Amount and Nature of Beneficial Ownership of Series A Preferred Stock	Percent of Class[a]	Amount and Nature of Beneficial Ownership of Series C Preferred Stock[b]	Percent of Class[a]
Melinda J. Bush	26,100 [c]	*	—	*	—	*
Glenn A. Carlin	39,500	*	—	*	—	*
Thomas J. Corcoran, Jr.	477,766 [d]	*	4,000	*	1,000	*
Robert F. Cotter	125,800	*	—	*	—	*
Michael A. DeNicola	346,224 [e]	*	—	*	—	*
Christopher J. Hartung	9,500	*	—	*	—	*
Thomas C. Hendrick	39,700	*	—	*	—	*
Charles A. Ledsinger, Jr.	46,675	*	—	*	—	*
Robert H. Lutz, Jr.	53,200 [f]	*	—	*	—	*
Robert A. Mathewson	442,817 [g]	*	10,000	*	—	*
Troy A. Pentecost	306,463 [h]	*	—	*	—	*
Mark D. Rozells	13,007	*	—	*	—	*
Richard A. Smith	1,234,178 [i]	1.0%	—	*	10,000	*
C. Brian Strickland	9,500	*	—	*	—	*
Andrew J. Welch	331,393 [j]	*	—	*	—	*
Jonathan H. Yellen	308,261 [k]	*	1,000 [l]	*	—	*
All executive officers and directors, as a group (16 persons) [m]	3,808,084	3.1%	15,000	*	11,000	*

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* Represents less than 1% of the outstanding shares of such class.

(a) Based upon 124,218,010 shares of common stock, 12,880,475 shares of Series A Preferred Stock and 6,798,000 Depositary Shares representing 67,980 shares of Series C Preferred Stock outstanding as of April 2, 2012.

(b) Reflects the number of depositary shares held. Each depositary share represents 1/100th of a share of Series C Preferred Stock.

(c) The shares beneficially owned by Ms. Bush include (i) 7,700 shares of common stock held by Ms. Bush's IRA, and (ii) 4,000 shares held by a trust of which Ms. Bush is the beneficiary.

(d) The shares beneficially owned by Mr. Corcoran include (i) 3,101 shares of common stock issuable upon the conversion of 4,000 shares of Series A preferred stock; (ii) 30,000 shares of common stock held by TCOR Holdings, LLC, of which he is the sole beneficial owner; (iii) 2,847 shares of common stock held by his IRA; and (iv) 71,597 shares of common stock subject to claw-back agreements, portions of which expire annually through December 27, 2013, subject to continued employment.

(e)   The shares beneficially owned by Mr. DeNicola include (i) 80,000 shares of restricted common stock issued pursuant to stock grants that are unvested and will vest over a three-year period from the date of grant, subject to satisfaction of certain conditions; (ii) 10 shares held for his minor son; and (iii) 57,326 shares of common stock subject to claw-back agreements, portions of which expire annually through December 27, 2013, subject to continued employment.

(f)   The shares beneficially owned by Mr. Lutz include (i) 41,200 shares owned by Lutz Investments LP, a family partnership of which Mr. Lutz is a beneficiary, and (ii) 2,500 shares owned by Mr. Lutz's spouse.

(g)   The shares beneficially owned by Mr. Mathewson include (i) 208,333 shares of common stock held by RGC Leasing, Inc., of which Mr. Mathewson serves as President and is a stockholder, and (ii) 7,752 shares of common stock issuable upon conversion of 10,000 shares of Series A preferred stock.

(h)   The shares beneficially owned by Mr. Pentecost include (i) 80,000 shares of restricted common stock issued pursuant to stock grants that are unvested and will vest over a three-year period from the date of grant, subject to satisfaction of certain conditions, and (ii) 60,636 shares of common stock subject to claw-back agreements, portions of which expire annually through December 27, 2013, subject to continued employment.

(i)   The shares beneficially owned by Mr. Smith include (i) 266,000 shares of restricted common stock issued pursuant to stock grants that are unvested and will vest over a three-year period from the date of grant, subject to satisfaction of certain conditions; (ii) 25,998 shares held in custodial accounts for his children; and (iii) 170,971 shares of common stock subject to claw-back agreements, portions of which expire annually through December 27, 2013, subject to continued employment.

(j)   The shares beneficially owned by Mr. Welch include (i) 2,237 shares held in his individual retirement account; (ii) 13,000 shares held in custodial accounts for his children; (iii) 80,000 shares of restricted common stock issued pursuant to stock grants that are unvested and will vest over a three-year period from the date of grant, subject to satisfaction of certain conditions; and (iv) 57,326 shares of common stock subject to claw-back agreements, portions of which expire annually through December 27, 2013, subject to continued employment.

(k)   The shares beneficially owned by Mr. Yellen include (i) 30,828 shares of common stock held by trusts of which Mr. Yellen is not the trustee for the benefit of Mr. Yellen's minor children; (ii) 80,000 shares of restricted common stock issued pursuant to stock grants that are unvested and will vest over a three‑year period from the date of grant, subject to satisfaction of certain conditions; (iii) 775 shares of common stock issuable upon the conversion of 1,000 shares of Series A preferred stock held in Mr. Yellen's individual retirement account; and (iv) 57,326 shares of common stock subject to claw-back agreements, portions of which expire annually through December 27, 2013, subject to continued employment.

(l)   These shares are held in Mr. Yellen's individual retirement account.

(m)   See footnotes (c)-(l) above.

MANAGEMENT

Executive Officers

FelCor identifies the following officers as "executive officers" as contemplated by the rules and regulations of the SEC:

Name	Age	Position(s) With FelCor	Officer Since
Richard A. Smith	49	President, Chief Executive Officer and Director	2004
Troy A. Pentecost	50	Executive Vice President and Chief Operating Officer	2006
Michael A. DeNicola	53	Executive Vice President and Chief Investment Officer	2001
Andrew J. Welch	50	Executive Vice President and Chief Financial Officer	1998
Jonathan H. Yellen	44	Executive Vice President, General Counsel and Secretary	2006

Business Experience of Executive Officers

Information concerning the business experience of **Richard A. Smith** is set forth above under "Nominees for Election as Class III Directors."

Troy A. Pentecost, a hospitality veteran with more than a quarter century of industry experience, joined FelCor as Executive Vice President and Director of Asset Management in March 2006, and was promoted to Chief Operating Officer in August 2010. He was Senior Vice President of Operations and Divisional Vice President of Operations for Remington Hotel Corporation from 2004 to 2006, where he was responsible for that company's operational and sales activity. Prior to joining Remington, Mr. Pentecost was employed by Wyndham International, Inc. in various management roles, including Regional Vice President, Area Director and General Manager, from 1993 to 2004. Mr. Pentecost also previously worked with Guild Hotel Management Company, where he served as Regional Vice President and Director of Operations. Mr. Pentecost attended Bowling Green State University. Mr. Pentecost currently serves on owners and/or franchisee councils for various brands, including Sheraton, Doubletree and Marriott.

Michael A. DeNicola joined FelCor in December 2001 as its Executive Vice President and Chief Investment Officer. Mr. DeNicola has more than 20 years experience in the hospitality industry. Prior to joining FelCor, he was a Principal and the Head of the Lodging and Leisure Group for Lend Lease Real Estate Investments. From 1992 to 2000, Mr. DeNicola held a number of leadership positions with Carlson Hospitality Worldwide, including Executive Vice President of Carlson Vacation Ownership, Senior Vice President of Planning, Mergers and Acquisitions, and Vice President of Operations. Prior to 1992, he served as Senior Manager and Director of Hospitality Services for Kenneth Leventhal and Company and Vice President of Hotel Investments for VMS Realty Partners. Mr. DeNicola graduated from Cornell University's School of Hotel Administration.

Andrew J. Welch joined FelCor in July 1998 as its Vice President and Treasurer. He was named Senior Vice President and Treasurer in March 2001 and Executive Vice President, Chief Financial Officer and Treasurer in February 2006. Prior to joining FelCor, Mr. Welch served as Vice President and Treasurer of Bristol Hotel Company from August 1997. Prior to joining Bristol, Mr. Welch held investment banking positions with Bank of America, N.A. and Citibank, N.A. Mr. Welch is currently a member of various professional organizations in the real estate industry including the National Association of Real Estate Investment Trusts. Mr. Welch has served or is currently serving as a director of various philanthropic organizations including The American Heart Association (Dallas Division), The American Ireland Fund (Texas Region) and Our Friends Place (an organization providing a safe haven for neglected, abused or abandoned young women). He has previously served on the Advisory Board of the School of Business at the University of Kansas. Mr. Welch is a graduate of the University of Kansas and holds a Masters of Business Administration from the Cox School of Business at Southern Methodist University.

Jonathan H. Yellen joined FelCor in July 2006 as its Executive Vice President, General Counsel and Secretary. Prior to joining FelCor, Mr. Yellen was engaged in the private practice of law, from August 2003 to June 2006, with Damon & Morey LLP in Buffalo, New York, and from January 2001 to July 2003 in solo practice in New York City, specializing in mergers and acquisitions, corporate finance and securities law. From February to September 2000, Mr. Yellen served as Executive Vice President and General Counsel of Digital Lighthouse Corporation. From October 1998 until February 2000, Mr. Yellen served as Vice President and Associate General Counsel of Starwood Hotels & Resorts Worldwide, Inc. Prior to that time, Mr. Yellen engaged in the private practice of law in New York with Fried Frank Harris Shriver & Jacobson LLP, and in New York and California with Latham & Watkins LLP. Mr. Yellen served as a director of Avadyne Health, a privately-held provider of health care receivable management services to hospitals and other providers throughout the United States, from 2006 to 2011. He serves as a director of various community agencies, including Vogel Alcove, Jewish Family Service of Dallas and Dallas Hebrew Free Loan Association, and is a member of various professional and industry organizations, including the American Bar Association and the National Association of Real Estate Investment Trusts. Mr. Yellen is a graduate of Amherst College, Columbia University School of Law (where he was a Harlan Fiske Stone Scholar) and Georgetown University Law Center.

Terms of Office and Relationships

Our NEOs are elected annually by the Board, typically at its first meeting held after each annual meeting and otherwise as necessary and convenient in order to fill vacancies or newly created offices. Each NEO holds office until a successor is duly elected and qualified or, if earlier, until retirement, death, resignation or removal. Any duly elected or appointed officer or agent may be removed by the Board whenever, in its judgment, our best interests will be served thereby, but such removal shall be without prejudice to the contractual rights, if any, of the person so removed.

There are no arrangements or understandings between any nominee for election as a director or officer and any other person pursuant to which that director was nominated or officer was selected.

Compensation Discussion and Analysis

This section contains a discussion and analysis of the compensation program in place for 2011 for Messrs. Smith, Pentecost, DeNicola, Welch and Yellen (our NEOs). FelCor's Compensation Committee, or the committee, approves the compensation of Mr. Smith (our President and Chief Executive Officer). In addition, in consultation with Mr. Smith, the committee determines and approves the compensation of our other NEOs.

2011 Performance: Executive Summary

<u>Performance and Building Long-Term Stockholder Value</u>. The committee has long maintained that "performance" must be viewed in the context of our long-term strategic goals. When setting performance goals for a given year, the committee considers what must be accomplished that year in order to make desired progress toward achieving that goal. When assessing performance relative to those goals, the committee takes into account the facts and circumstances that arose during the year (*i.e.,* the near-term context) and actual progress made toward achieving our long-term strategic goals. In 2008, we implemented a long-term strategic goals, formulated on the basis of a series of analyses that considered multi-year trends in our markets, the characteristics of our then-current portfolio and market and industry dynamics that could favor or challenge our ability to build stockholder value. Our Board of Directors, together with our management team, concluded that we should focus on building a portfolio comprised of hotels located in major urban markets and premier resorts, where hotels enjoy (i) high barriers to entry and correspondingly lower supply growth, (ii) superior projected revenue per available room, or RevPAR, growth and (iii) robust demand generators, which will provide our investors with higher growth with lower volatility. In addition, we determined that, in order to ensure that our stockholders can expect a stable, growing dividend, our balance sheet should be restructured to reduce overall leverage so that our debt is below 4.5 times our adjusted EBITDA, and our portfolio should contain hotels that, on a going-forward basis, could be expected to grow their EBITDA at above-average rates. *The committee uses this long-term strategic vision, linked as it is to building stockholder value, as an underlying framework for setting annual performance goals.* Despite the recent recession, we made significant progress in the last few years toward achieving our strategic vision, and 2011 was a critical year, characterized by substantial progress:

- *Selling Non-Strategic Hotels.* We are in the midst of a portfolio repositioning program to sell 39 non-strategic hotels. We have already sold nine hotels for more than $220 million (12 times aggregate prior year hotel EBITDA), which exceeds the pricing approved by our Board of Directors. We are currently marketing 16 hotels, and have agreed to sell six of those hotels. We will bring the 14 remaining hotels to market in late 2012 or early 2013. We used the proceeds from early hotel sales to repay $80 million of secured debt and fund capital investments in our core portfolio. We will use the proceeds from future asset sales to reduce debt and pay accrued preferred dividends. In total, we will sell roughly 70% and 40% of our suburban and airport hotels, respectively. Our core portfolio of 46 properties is comprised of hotels located in markets with high barriers-to-entry that are expected to enjoy high EBITDA and RevPAR growth rates.

- *Buying Hotels in Strategic Markets.*

  - We purchased Morgans and Royalton in midtown Manhattan last spring for under $500,000 per key (which is significantly below estimated replacement cost). We are planning to redevelop the public spaces at Morgans, which will allow us to add several additional guest rooms to that hotel and improve food and beverage operations.

  - We purchased a 95% joint venture interest in the Knickerbocker Hotel in Times Square (Highgate Holdings, Inc. owns the remaining 5% and its affiliate will manage the hotel for us). The hotel is being redeveloped to re-open in 2013 as a 4½ star property with an unbeatable location in the midst of New York's entertainment center and near the headquarters of many prominent banks, investment firms, media companies, accounting, consulting and law firms.

  These hotels typify our strategic vision. For example, the Fairmont Copley Plaza and the San Francisco Marriott Union Square (which we redeveloped in 2008 and is now one of Marriott's best performing hotels) are in sub-markets with exceptionally high barriers to entry, robust demand generators and some of the highest RevPAR growth projections anywhere. Actual results, to date, have exceeded our original projects, and the hotels' RevPAR is expected to grow faster than their markets over the next three years.

- *Investing in our Core Portfolio for the Long Haul.* Throughout 2011, we continued to reinvest in our portfolio, spending $91.2 million primarily to renovate eight hotels and redevelop the Fairmont Copley Plaza and one other hotel (we expect to undertake significant capital projects at roughly six to eight hotels each year). We believe that, in addition to maintaining our hotels, investing in the strategic redevelopment of core hotels will produce significant returns, which helps build long-term stockholder value. For example, we began significant work at the Fairmont Copley Plaza in Boston's Back Bay neighborhood (which we purchased in mid-2010) and are currently renovating the guest rooms (including improvements to 12 guest rooms to bring them up to Fairmont Gold's premium standard), building a rooftop fitness center and spa, and redeveloping the public spaces (including the restaurant and bar), which will enhance its appeal to corporate travelers relative to nearby luxury hotels in Boston.

- *Building a Stronger Balance Sheet.* We completed several balance sheet initiatives during 2011:

  - We sold 27.6 million shares of common stock in an underwritten public offering in April 2011, using the proceeds to reduce our outstanding debt and de-lever FelCor by repaying $144 million of our 10% senior secured notes due 2014;
  - We established a new $225 million secured line of credit, which greatly improved our liquidity and flexibility;
  - We sold $525 million of our 6.75% senior secured notes due 2019, using the proceeds to fund our purchases of Royalton, Morgans and the Knickerbocker, as well as to repay more expensive maturing debt and borrowings under our line of credit and to invest in our core portfolio; and

- We extended a maturing mortgage loan for up to two years. The loan now bears an average interest rate of LIBOR plus 2.2% and is prepayable at any time, in whole or in part, with no penalty. At the same time, we repaid $20 million of the principal balance, reducing the outstanding balance to $158 million.

As the economy regains momentum and expands, our core hotels are expected to improve their performance and grow hotel EBITDA faster than the industry, as a whole. In addition, as we sell non-strategic hotels and repay debt secured by those hotels, total debt will decline. As debt declines and EBITDA increases, we will continue to see our leverage ratio decline toward our long-term targeted level. In addition, we expect to pay our accrued preferred dividends with net proceeds from sales of non-strategic hotels, which will allow us to resume paying dividends on our common stock. *We expect that the combination of (i) lower leverage, (ii) a meaningful, reestablished, stable and growing common stock dividend and (iii) enhanced operating performance of a revamped hotel portfolio that reflects our long-term strategic vision will deliver superior long-term stockholder value. The committee believes it should reward management for progress made toward that end.*

Pay for Performance. In 2011, the company achieved approximately 98% of targeted financial performance ($203 million (actual) versus $208 million (target) of adjusted EBITDA). In addition, the Company achieved or exceeded targeted performance for all but one of its non-financial corporate objectives in an operating and economic environment that remained challenging and uncertain. 55% of Mr. Smith's potential total compensation and 48% of our other NEOs' potential total compensation for 2011 was at risk, based on corporate and individual performance (including 100% of their potential cash bonuses and 40% of their potential annual equity grants). For example, had the Company and Mr. Smith achieved or exceeded superior performance in all respects for 2011, Mr. Smith would have been entitled to receive base salary, cash bonus and an equity grant worth roughly $3.90 million. Instead, since (for 2011) the Company's financial performance fell between threshold and target levels, and the Company's non-financial performance and Mr. Smith's individual performance were slightly above target, his total compensation (base salary, cash bonus and equity grant), in respect of 2011, was roughly $2.73 million, 30% less than his potential compensation for the year based on the plan for that year and 27% less than his 2010 total compensation (2011 performance was not as robust (relative to our business plans) as 2010 performance). Similarly, had the Company and our other NEOs achieved or exceeded superior performance for the year, on average each NEO would have been entitled to receive base salary, cash bonus and an equity grant worth nearly $1.43 million. Instead, based on actual performance, on average our other NEOs received compensation (base salary, cash bonus and equity grants) totaling approximately $1.12 million in respect of 2011, 22% less than their average potential compensation for the year based on the plan for that year and 18% less than their average 2010 total compensation (2011 performance was not as robust (relative to our business plans) as 2010 performance). The following table summarizes the three primary components of Mr. Smith's compensation (base salary, annual cash bonus and annual equity grant), and the mean of each component for our other NEOs, for 2010 and 2011, as well as the changes in each case from 2010 to 2011. This information, which shows a substantial reduction in bonus and equity compensation for 2011 compared to 2010, when performance was essentially superior across-the-board, illustrates how performance affects compensation for FelCor's NEOs. (For more information, see the detailed discussion of performance and how it affected 2011 executive compensation further below.)

Changes in Executive Compensation: 2010-11

(in $, except % change)

	Base Salary		Cash Bonus	Equity Grant	Total
Richard A. Smith					
2011	700,000		655,000	1,378,933	2,733,933
2010	658,333		1,316,667	1,750,000	3,725,000
$ Change	*41,667*	*(a)*	*(661,667)*	*(371,067)*	*(991,067)*
% Change	*6.3*	*(a)*	*(50.3)*	*(21.2)*	*(26.6)*
Other NEOs (mean)					
2011	382,500		264,415	470,413	1,117,329
2010	357,379		408,301	597,657	1,363,336
$ Change	*25,121*	*(a)*	*(143,886)*	*(127,164)*	*(246,008)*
% Change	*7.0*	*(a)*	*(35.2)*	*(21.3)*	*(18.0)*

(a)   NEO base salaries were increased in 2009 and 2010 to bring overall NEO compensation opportunities in line with the committee's targeted competitive levels. Base salaries were not increased in 2011.

Stock Price and Performance. The committee is always sensitive to how our common stock trades, both in absolute terms and relative to our peers, as a long-term measure of our ability to deliver stockholder value. Our common stock performance in 2011 reflected a near-term focus on execution risk related to our ability to sell hotels and refinance debt in light of global unrest and the European debt crisis, as well as uncertainty regarding the strength of the economic recovery, rather than a longer-term focus on our progress toward achieving long-term strategic goals that will build enduring stockholder value. *The committee and our Board believe that management's performance was very much consistent with targeted performance for 2011 and that FelCor's accomplishments substantially enhance its progress toward improving long-term stockholder value.*

Compensation Policies and Practices

General. The committee considers various market data when setting executive compensation. It also considers other factors, such as the credentials, length of service, experience and prior performance of each NEO. We offer our NEOs very limited executive perquisites or enhanced benefit programs beyond those that are typically available to all of our employees. In addition, we seek to ensure that we compensate employees and reward performance in accordance with best practices in corporate governance and avoid unwarranted risk-taking. We believe our program is appropriately straightforward and is easy to communicate and explain to our employees and stockholders.

Structure and Objectives. Our program is comprised primarily of cash compensation (base salary, annual performance-based cash bonuses and discretionary cash bonuses), equity compensation (annual equity grants), and certain other benefits discussed below. Our executive compensation program reinforces our business strategy and core values by ensuring that executive compensation levels reflect, to a significant degree, realized corporate and individual performance, the competitive market for talented executives and their relative internal contributions.

The following table shows how the principal components of our executive compensation program relate directly to the primary objectives of the program:

	Related Program Objective
Base Salary	• Attract and retain exemplary executive talent • Provide executives with a base level of predictable, fixed and liquid income
Annual Cash Bonus	• Attract and retain exemplary executive talent • Motivate performance in line with annual performance objectives (which relate to our long-term strategic plan and building long-term stockholder value) • Hold our executives accountable and reward them appropriately for successful business results
Equity Compensation	• Attract and retain exemplary executive talent • Align long-term executive financial interests with long-term stockholder interests • Hold our executives accountable and reward them appropriately for successful business results • Motivate performance in line with annual performance objectives (which relate to our long-term strategic plan and building long-term stockholder value)

Our program is deliberately weighted more heavily toward performance-based compensation, as performance is a significant factor when determining both annual cash bonuses and equity grants. Base salary only amounts to small portions of our NEOs' potential annual compensation (18% and 27%, respectively, for Mr. Smith and our other NEOs). The committee regularly reviews the amount and mix of compensation and may change the compensation program to keep our compensation competitive or otherwise emphasize a particular set of objectives. From time to time, the committee adjusts executive base salaries and/or the other components of executive compensation in order to ensure that the overall compensation opportunities are competitive, performance-driven and effectively align the long-term interests of our NEOs with those of our stockholders. *No such adjustments were made in 2011.*[1]

CEO Compensation. Mr. Smith's compensation follows the broad outline of our overall executive compensation program, and his annual and long-term incentive compensation are generally addressed by the committee at the same time, and on the same general basis, as our other NEOs. Nevertheless, certain minimum parameters (base salary, annual bonus range and annual equity grant) are set forth in his 2007 employment agreement, the terms of which are described in further detail under the heading *"Employment Agreement with Richard A. Smith."*

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[1] As discussed in our 2011 Notice of Annual Meeting and Proxy Statement, after a 2009 review of executive compensation at our peer lodging REITs, executive base salaries were last adjusted in late 2010 (after the economic recovery had taken hold) to ensure that both base salaries and total target compensation remained competitive.

The committee believes that providing competitive compensation emphasizing long-term corporate performance helps retain a talented and capable chief executive officer. Recognizing Mr. Smith's leadership and vision in the development and execution of our long-term strategic plan, and seeking to ensure his continued focus and commitment, the committee has determined he should have the *opportunity* to earn compensation at a level consistent with the 75th percentile of chief executives at our peer lodging REITs[2] (assuming certain levels of performance are achieved). (By comparison, the committee has historically targeted compensation for our other NEOs to be consistent with median target compensation for similar executives at our peer lodging REITs.)

Base Salaries. Base salaries provide executives with regular income at a threshold level. The committee generally adheres to our past practice with respect to all FelCor employees by increasing base salaries to reflect cost-of-living increases over the prior year. Increases in base salaries above a cost-of-living adjustment on a year-over-year basis are generally driven by exceptional performance and promotions. For 2012, we increased base salaries for nearly all of our employees, including our executives, by 3% to reflect increased costs-of-living. The following table shows the base salaries *actually paid* in 2011 and what *will be paid* in 2012 to each of our NEOs:

	Base Salary ($)	
	2012	2011
Richard A. Smith	721,000	700,000
Troy A. Pentecost	417,150	405,000
Michael A. DeNicola	386,250	375,000
Andrew J. Welch	386,250	375,000
Jonathan H. Yellen	386,250	375,000

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[2] We generally consider the following lodging REITs (all of which primarily invest in hotel real estate and have shares that trade on the New York Stock Exchange) our peers: Ashford Hospitality Trust; DiamondRock Hospitality Company; LaSalle Hotel Properties; Strategic Hotels & Resorts, Inc.; and Sunstone Hotel Investors, Inc. However, with respect to the compensation of our NEOs other than Mr. Smith, we excluded Host's executive compensation entirely because it distorted the analysis and excluded compensation for executives at other peers who had substantially different responsibilities than our NEOs. In addition, due to the limited number of companies in our primary peer group, in 2010, the committee requested that Pay Governance, an independent compensation consulting firm (formerly part of Towers Watson), develop a secondary peer group consisting of public non-lodging REITs and non-REIT lodging companies that were otherwise comparable to the Company based on annual revenues, enterprise values and lines of business. Based on this request, Pay Governance recommended the following ten companies as a secondary peer group: BRE Properties, Inc.; Corporate Office Properties Trust; Equity One, Inc.; Gaylord Entertainment Company; Healthcare Realty Trust Incorporated; Lexington Realty Trust; Pennsylvania Real Estate Investment Trust; Post Properties, Inc.; Vail Resorts, Inc.; and Weingarten Realty Investors. Although not specifically used in 2011, the committee may use data from this secondary peer group to provide additional relevant statistical sampling, as appropriate.

Performance-Based Compensation. Annual cash bonus compensation and annual equity grants are determined with reference to corporate and individual performance criteria established in advance for the preceding year by the committee and/or our Board of Directors. The committee intends that performance targets be appropriately ambitious and not create incentives that present a material and inappropriate risk to the company. In particular, the committee strives to ensure that performance standards are sufficiently ambitious in order to put bonus and equity compensation substantially "at-risk" and sufficiently objective to permit a fair review of achievement at year-end and that actual bonus payments and equity grants are consistent with the overall executive compensation program. As noted elsewhere in this discussion, Mr. Smith's compensation in respect of 2011 ($2.73 million) was nearly 30% less than his potential compensation ($3.90 million) because actual performance, while generally on or close to targeted performance, did not reflect superior achievement under the plan for 2011 (unlike, for example, Mr. Smith's 2010 total compensation, which was substantially higher than for 2011 because Mr. Smith achieved or exceeded superior performance in 2010 relative to the plan for that year). Similarly, the compensation paid to our other NEOs in respect of 2011, on average, was nearly 23% less than what they could have earned for superior performance under the plan for 2011 (again, unlike their average 2010 total compensation, which was substantially higher than for 2011 because each had achieved or exceeded superior performance in 2010 relative to the plan for that year).

Annual Cash Bonuses. Annual cash bonuses are determined based upon percentages of grantees' base salaries,[3] with reference to performance from threshold to target to superior and above, as shown in the following table:

	Threshold	Target	≥ Superior
Mr. Smith	50.0%	100.0%	200.0%
All other NEOs	37.5%	75.0%	112.5%

If performance falls between threshold and superior, annual cash bonuses are determined by linear interpolation. In addition, the committee and our Board of Directors believe that there should be a minimum level of financial performance (lower than the threshold level of financial performance noted above) below which, regardless of other corporate or individual performance, no programmatic (as opposed to discretionary) cash bonus compensation should be paid. For 2011, the committee determined that programmatic annual cash bonuses would not be paid unless adjusted EBITDA exceeded $184 million. *This level was substantially surpassed (2011 adjusted EBITDA was $203 million).* Please see *"Impact of Performance on Actual Compensation Paid"* below for information regarding the amounts earned under our annual cash bonus program.

Equity Compensation. Since 2002, we have issued shares of restricted stock (as opposed to stock options) as equity compensation, reflecting a common practice among other REITs and the committee's conclusion that, because REITs must pay out a higher portion of earnings as dividends than a typical company, increases in stock price alone (which is required to realize the

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[3] These percentages were implemented based upon advice received by the committee in 2006 from Barry Bard, an independent compensation consultant engaged at that time by the committee.

value of stock options) are not a completely accurate measure of success. We make annual equity grants to our officers, including our NEOs. For our NEOs, equity grants are the largest single component of their compensation. This weighting is deliberate and intended to align their interests with the long-term interests of our stockholders. For example, our officers benefit alongside our stockholders as our stock appreciates or our dividend is increased (historically, grantees received dividends on both vested and unvested stock as dividends were paid), and they share the burden when our stock trades down or the dividend is reduced or suspended. *None of our NEOs received any dividends or other distributions in 2011 with respect to their vested or unvested equity because we did not pay dividends on our common stock in 2011.*

In 2008, the committee undertook a review of how performance affects the program and individual grantees. With the guidance of Towers Watson, the committee evaluated our compensation structure, both relative to our peers and on an absolute basis, to ensure we were achieving our desired goals. Based on this guidance, the committee modified our long-term incentive strategy to incorporate performance measures for determining the number of shares of restricted stock to be granted (rather than how or when shares may vest) and to provide for three-year vesting (in three equal annual increments) that is exclusively time-based.

The number of shares of restricted stock granted annually is determined by value, based upon percentages of grantees' base salaries at the grant date.[4] Each grant is adjusted for performance from threshold and below to target to superior and above, as shown in the following table:

	≤ Threshold	Target	≥ Superior
Mr. Smith	150.00%	200.00%	250.00%
All other NEOs	93.75%	125.00%	156.25%

If performance falls between threshold and superior, the grants are determined by linear interpolation.

Impact of Performance on Actual Compensation Paid. Beginning with respect to 2010, at the recommendation of the committee and with the advice of Towers Watson, the Board expanded the criteria to be used to assess performance when determining performance-based compensation (including annual cash bonuses, annual equity grants and vesting of pre-2009 stock grants (to the extent subject to performance)) in acknowledgement of the various factors that contribute to successful performance.[5] The Board made this determination in recognition that simply focusing on financial performance over a single year without regard to other achievements in that year

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[4] As with the percentages used for determining annual cash bonuses, the foregoing percentages were implemented based upon advice received by the committee in 2006 from Barry Bard.

[5] In the past, we have used various financial (*e.g.*, attainment of earnings before interest, taxes, depreciation and amortization, or EBITDA, or funds from operations, or FFO, per share relative to a targeted level of performance) and/or market-based (*e.g.*, stockholder return) performance metrics as the primary drivers for determining bonuses and equity grants. EBITDA is net income or loss (computed in accordance with GAAP) plus interest expense, income taxes, depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures (adjustments for unconsolidated partnerships and joint ventures are calculated to reflect unconsolidated EBITDA on the same basis). FFO is net income or loss (computed in accordance with GAAP) excluding gains or losses from sales of property, plus depreciation and amortization, and after adjustment for unconsolidated partnerships and joint ventures (adjustments for unconsolidated partnerships and joint ventures are calculated to reflect unconsolidated FFO on the same basis).

that contribute toward long-term strategic objectives and goals, as determined by the Board, is too narrow an approach to the overall evaluation of performance by the management team. The committee believes that these expanded criteria are equally relevant to determining annual cash bonuses and long-term equity incentives because they reflect what, in the committee's view, is necessary to execute our long-term strategic plan and to build long-term stockholder value. At or near the beginning of each calendar year, the committee establishes targeted performance criteria in the following categories, with the indicated weight given to those categories as noted below:

- *Financial Performance* objectives typically refer to commonly used metrics like adjusted FFO per share or adjusted EBITDA, and are established annually based upon a variety of factors, including budgets, industry projections, individual hotel markets and similar considerations. Performance is assessed along a scale from threshold to superior performance. Typically, targeted performance is at the mid-point between the two, but not necessarily every year. Targeted performance typically relates to our corporate budget and expectations about industry performance. Threshold and superior financial performance reflect performance levels, respectively, that the committee reasonably expects FelCor to achieve or that the committee believes will be significantly challenging for FelCor to achieve. For 2011 (as with 2010), the committee selected adjusted EBITDA because adjusted EBITDA provides a greater degree of stability (for purposes of setting a range of performance in advance) during the turbulent economic environment. *For 2011, we achieved 97.1% of our targeted financial performance objective.* Weight: 50%.


2011 Financial Performance Criteria


	Adjusted EBITDA ($)
2011 (achieved)	*203 million*
Superior	220 million
Target	208 million
Threshold	196 million

The following table sets forth the annual cash bonuses paid and the value of annual equity grants made to our NEOs in respect of 2011 financial performance, compared to bonuses and grants made in respect of 2010 financial performance:

	Bonus ($)		Change		Equity Grant ($)		Change	
	2011	2010	($)	(%)	2011	2010	($)	(%)
Richard A. Smith	279,442	658,333	(378,886)	(57.6)	640,766	875,000	(234,234)	(26.8)
Troy A. Pentecost	121,260	206,445	(85,185)	(41.3)	231,706	316,407	(84,701)	(26.8)
Michael A. DeNicola	112,278	199,218	(86,940)	(43.6)	214,542	292,970	(78,428)	(26.8)
Andrew J. Welch	112,278	199,218	(86,940)	(43.6)	214,542	292,970	(78,428)	(26.8)
Jonathan H. Yellen	112,278	199,218	(86,940)	(43.6)	214,542	292,970	(78,428)	(26.8)

- *Non-Financial Corporate Performance* objectives relate to long-term strategic objectives and other operating or management goals that the committee and Board of Directors believe are important. By setting performance targets annually based upon our long-term strategy, the committee substantially eliminates the risk that near-term compensation opportunities for our NEOs or other employees will cause them to take risks that are inconsistent with our long-term strategy. Performance is assessed relative to each of these objectives, on an absolute and qualitative basis. The following table sets forth the non-financial corporate performance objectives established by the committee for 2011. Weight: 25%.

Targeted Performance

Asset Management	• Market share should not decline by 0.9% or more compared to 2010. *Market share declined by 2.6% in 2011, which largely reflected the normal pattern characteristic of Embassy Suites at this juncture of the lodging industry cycle, as well as renovation-related displacement. (Embassy Suites comprises the largest single-brand component of our portfolio.) Nevertheless, the committee recognized that this decline reflects a significant performance shortfall and took it into account in determining overall corporate non-financial performance.*
	• Achieve at least 42% flow-through of increased revenue to hotel EBITDA compared to 2010. *For our hotel portfolio, FelCor achieved 50% flow-through to hotel EBITDA, which was better than expected and reflects effective cost controls implemented as a consequence of our asset management program.*
Balance Sheet	• Establish revolving, secured line of credit. *In the first quarter of 2011, we established a $225 million secured line of credit.*
	• Refinance or repay a CMBS loan maturing in 2011. *Our CMBS loan that is secured by nine hotels was extended for up to two years, with $20 million of principal repaid at closing (balance at December 31, 2011: $156 million)*
	• Where appropriate, refinance later maturing debt. *Two loans, each secured by one hotel, were repaid prior to maturity, thereby reducing outstanding debt by $35 million, in the aggregate.*
	• Reduce net debt to adjusted EBITDA below 8 times (prior to acquisitions and dispositions). *The ratio of net debt to adjusted EBITDA, at December 31, 2011 was 7.5.*
	• Successfully issue equity to support potential acquisitions and other appropriate uses. *FelCor issued 27.6 million of common stock at $6 per share, raising $158 million in net proceeds, which were used to de-lever our balance sheet by redeeming $144 million of our 10% senior notes due 2014.*

In addition, the committee noted the significance of FelCor's successful offer and sale of $525 million of its 6.75% senior notes due 2019. Together with the proceeds from the 2011 equity offering (and attendant redemption of higher cost bonds), we repaid the balance outstanding on our line of credit ($145 million), funded our acquisition of Morgans, Royalton and the Knickerbocker, repaid two mortgage loans and significantly improved liquidity for future acquisitions and debt repayment. The committee acknowledged the singular significance of this transaction and considered it part and parcel with the overall balance sheet management objectives of reducing leverage, reducing the company's borrowing costs, improving liquidity and extending maturities and, thus, a significant factor in assessing this aspect of balance sheet management.

Portfolio Management	• Continue execution of second phase of non-strategic hotel sales. *FelCor sold eight hotels in 2011 for aggregate gross proceeds of $138 million (exceeding the pricing parameters established by the Board of Directors).*
	• Commence marketing a second group of hotels for sale. *We completed the relevant internal analyses and preparatory work (with brokers and other intermediaries) necessary and brought 10 additional hotels to market.*
	• Continue to assess and analyze acquisition opportunities in target markets and acquire hotels that fit FelCor's long-term strategic goals. *FelCor acquired Morgan and Royalton in midtown Manhattan in May 2011 and acquired a 95% joint venture interest in the Knickerbocker Hotel in Times Square in December 2011.*
	• Commence scheduled renovations at six hotels, in addition to redevelopment of public spaces and guest rooms at the Fairmont Copley Plaza, subject to capital expenditure limitations set by the Board of Directors. *Renovations are underway or have already been completed at certain of the Company's hotels in Austin, Charlotte, Oxnard, Napa Valley, St. Petersburg and Philadelphia. In addition, significant redevelopment of the Fairmont Copley Plaza is underway, encompassing guest rooms (including upgrading 12 guest rooms to premium Fairmont Gold), a new rooftop fitness center and a completely redeveloped lobby, restaurant and bar. Capital expenditures remained within guidelines approved by the Board of Directors.*

The following table sets forth the annual cash bonuses paid, and the value of equity grants made, to our NEOs in respect of 2011 corporate non-financial performance, compared to bonuses and grants made in respect of 2010 corporate non-financial performance:

	Bonus ($)		Change		Equity Grant ($)		Change	
	2011	2010	($)	(%)	2011	2010	($)	(%)
Richard A. Smith	183,887	329,167	(145,280)	(44.1)	369,083	437,500	(68,417)	(15.6)
Troy A. Pentecost	79,794	103,222	(23,429)	(22.7)	133,463	158,203	(24,740)	(15.6)
Michael A. DeNicola	73,883	99,610	(25,727)	(25.8)	123,577	146,484	(22,907)	(15.6)
Andrew J. Welch	73,883	99,610	(25,727)	(25.8)	123,577	146,484	(22,907)	(15.6)
Jonathan H. Yellen	73,883	99,610	(25,727)	(25.8)	123,577	146,484	(22,907)	(15.6)

Individual Performance objectives are established for each FelCor employee, including the chief executive officer and our other NEOs, at or near the beginning of each year. The chief executive officer reviews and approves the performance objectives for FelCor's other NEOs, and the committee reviews our chief executive officer's performance objectives, which typically track closely to our corporate objectives (financial and non-financial). As with non-financial corporate performance, individual performance is reviewed and assessed by an employee's direct supervisor or, in the case of the chief executive officer, by the committee, based on a composite level of performance from threshold to target to superior. The following table summarizes for each NEO his 2011 individual performance objectives, as well as any other factors considered by the committee. Although each NEO has pre-established performance objectives, all of our NEOs participate, to a greater or lesser extent, on a coordinated basis, in the analysis, execution and administration of matters nominally assigned to one or several NEOs and that this cooperative environment is a critical component of the executive team's continued success under Mr. Smith's leadership. *The committee reviewed Mr. Smith's performance, notably his overall leadership relative to achieving FelCor's 2011 corporate objectives, and reviewed with Mr. Smith his assessments of the individual performance of our other NEOs.* Weight: 25%.

	Individual Objectives
Richard A. Smith	Mr. Smith's 2011 objectives related to his leadership and largely correspond to FelCor's corporate non-financial performance objectives, as well as the development of our other NEOs and officers in furtherance of the company's executive succession planning. *In assessing Mr. Smith's performance over 2011, the committee gave substantial weight to FelCor's achievements in respect of balance sheet and portfolio management in acknowledgement of the strategic significance of those efforts to FelCor's long-term potential for delivering superior stockholder returns. In particular, the committee noted:*

- *The long-term value creation opportunity represented by our acquisitions of three hotels - Morgans, Royalton and the Knickerbocker - in midtown Manhattan, in each case at attractive "all-in" prices;*
- *The successful launch of the second phase of non-strategic hotel sales (including selling eight hotels in 2011 for aggregate gross proceeds of $138 million);*
- *Significant de-leveraging of our balance sheet as a consequence of our successful common stock offering and related redemption of $144 million of our 10% senior notes, ongoing asset sales and improving hotel operations;*
- *A successful eight-year senior note offering that significantly reduced our average cost of debt and staggered our maturities through the remainder of the decade; and*
- *The remainder of our near-term debt maturities were successfully repaid, refinanced or extended.*

Notwithstanding those accomplishments, the committee also noted that our hotels were unable to maintain market share above the threshold established in early 2011. In addition, the committee took into consideration our failure to achieve our financial performance target. Assessing Mr. Smith's individual performance in the context of the foregoing circumstances, the committee weighed objective and subjective considerations and determined that, overall, Mr. Smith's individual performance in 2011 was slightly above targeted performance.

Troy A. Pentecost	Mr. Pentecost's 2011 objectives related to his direction of all aspects of asset management and design and construction, including working with our brand management teams so they achieve their pre-established goals; improving asset management productivity; achieving or exceeding portfolio-wide market share and flow-through objectives; managing capital expenditures within pre-established budgets; executive and staff development; and building and improving our strategic brand and hotel management relationships. *In particular, the committee recognized:*

- *The effective and disciplined approach taken by Mr. Pentecost, as the economy and industry recovered, managing hotel-level expenses, prioritizing capital expenditures, and ensuring that our hotel managers are sufficiently aggressive regarding rates, pricing and budgets to maintain market share and achieve targeted margins and flow-through. At the same time, the committee took into account the Company's failure to maintain portfolio market-share above the targeted level; and*

- *Mr. Pentecost's role, working with Messrs. Smith and DeNicola, with regard to several hotel renovation and redevelopment projects, including (i) significant work at the Fairmont Copley Plaza (as discussed above), (ii) new food and beverage facilities and offerings at Morgans, and the addition of several guest rooms, and (iii) the redevelopment of the Knickerbocker Hotel.*

The committee also noted with favor Mr. Pentecost's performance as our Chief Operating Officer following his promotion in 2010. In particular, he continued to develop his personnel to assume additional responsibilities and leadership within FelCor, improved processes to drive performance and productivity for the Company's asset management and design and construction groups, and ensured that capital expenditures and planning remained within guidelines approved by the Board of Directors. Assessing Mr. Pentecost's individual performance in the context of the foregoing circumstances, the committee weighed objective and subjective considerations and determined that, overall, Mr. Pentecost's individual performance in 2011 was slightly below targeted performance.

| Michael A. DeNicola | Mr. DeNicola's 2011 objectives related to implementation of the second phase of our non-strategic hotel disposition program and analyzing, negotiating and executing disposition and acquisition transactions. Mr. DeNicola's objectives also reflect his leadership of our capital transactions group, including identification and analysis of redevelopment and related opportunities. *In particular, the committee recognized, in respect of Mr. DeNicola's performance:* |

- *Our acquisition of Morgans, Royalton and the Knickerbocker, three irreplaceable strategic properties, at attractive pricing;*
- *The launch of the second phase of non-strategic hotel sales, with (i) eight of 14 initial hotels sold in 2011 at aggregate pricing that exceeded levels approved by our Board of Directors and (ii) a second group of ten hotels readied for marketing (formally announced at the 2012 Americas Lodging Investment Summit conference);*
- *Mr. DeNicola's role, working with Messrs. Smith and Pentecost, in planning and executing renovation and redevelopment projects at several core hotels, including (i) significant redevelopment of the public spaces and guest rooms at the Fairmont Copley Plaza, (ii) redesigning the food and beverage facilities and offerings at Morgans, which allows us to restore several additional guest rooms, and (iii) designing and planning the redevelopment of the Knickerbocker Hotel as our flagship property in New York. Assessing Mr. DeNicola's individual performance in the context of the foregoing circumstances, the committee weighed objective and subjective considerations and determined that, overall, Mr. DeNicola's individual performance in 2011 was slightly above targeted performance.*

| Andrew J. Welch | Mr. Welch's 2011 objectives related to the development and execution of a comprehensive plan to resolve our 2011-12 debt maturities; analysis and execution of our successful equity and debt offering; and leadership of our finance and accounting department. *In particular, the committee recognized:* |

- *The de-leveraging of our balance sheet as a consequence of our successful common stock offering and related redemption of $144 million of our 10% senior notes, ongoing asset sales and improving hotel operations;*
- *A successful eight-year senior note offering that reduced our average cost of debt and staggered our maturities through the remainder of the decade; and*

- *The remainder of our near-term debt maturities were successfully repaid, refinanced or extended through at least late 2013.*

In addition, the committee recognized Mr. Welch's effective management of his department, including establishing professional development plans and programs and consolidating the leadership of the accounting group. Assessing Mr. Welch's individual performance in the context of the foregoing circumstances, the committee weighed objective and subjective considerations and determined that, overall, Mr. Welch's individual performance in 2011 was slightly above targeted performance.

Jonathan H. Yellen   Mr. Yellen's 2011 objectives related to his counsel and advice to FelCor's board and executive team, with particular attention to matters of corporate governance, executive compensation and regulatory compliance; leadership of our legal department, including budgeting corporate legal expenses and directing and managing the balance between internal and outside legal counsel; broad responsibility for matters relating to executive compensation and human resources; and analysis, negotiation and execution of various equity, debt and strategic transactions. *In particular, the committee recognized:*

- *Mr. Yellen's significant role in our successful debt and equity offerings, as well as the Morgans, Royalton and Knickerbocker acquisitions and our non-strategic hotel disposition program;*
- *Mr. Yellen's leadership in the formulation and management of our compensation and human resources programs; and*
- *Mr. Yellen's advice and counsel to the management team regarding significant legal and regulatory developments affecting FelCor, and his advice and counsel to the Board of Directors and its committees concerning governance, compensation, compliance and various strategic matters.*

In addition, the committee recognized Mr. Yellen's management of the legal department, including the degree to which it has integrated with and into FelCor's other departments, and the resultant efficiency (both as to cost and delivery of professional services). Assessing Mr. Yellen's individual performance in the context of the foregoing circumstances, the committee weighed objective and subjective considerations and determined that, overall, Mr. Yellen's individual performance in 2011 was slightly above targeted performance.

The following table sets forth the annual cash bonuses paid and the value of annual equity grants made to our NEOs in respect of 2011 individual performance, compared to bonuses and grants made in respect of 2010 individual performance:

	Bonus ($)		Change		Equity Grant ($)		Change	
	2011	2010	($)	(%)	2011	2010	($)	(%)
Richard A. Smith	191,667	329,167	(137,500)	(41.8)	369,083	437,500	(68,417)	(15.6)
Troy A. Pentecost	69,609	103,222	(33,613)	(32.6)	124,928	158,203	(33,276)	(21.0)
Michael A. DeNicola	76,172	124,610	(48,438)	(38.9)	125,732	146,484	(20,752)	(14.2)
Andrew J. Welch	76,172	99,610	(23,438)	(23.5)	125,732	146,484	(20,752)	(14.2)
Jonathan H. Yellen	76,172	99,610	(23,438)	(23.5)	125,732	146,484	(20,752)	(14.2)

The committee may review and modify performance objectives, thresholds and criteria at any time in light of changes in circumstances. In addition, the committee, at all times, retains the discretion, separate and apart from the customary annual bonus program, to award greater or lesser bonuses if pre-determined criteria are exceeded or not achieved, depending on circumstances. *For 2011, the committee made no such modifications to performance objectives, thresholds or criteria and awarded no discretionary bonuses.*

Impact of the Global Recession - Alternative Restricted Cash Grants. The committee recognizes that issuing restricted stock at current prices, based upon our customary dollar-denominated formula, would be unduly dilutive to our stockholders. As a consequence, the committee has authorized grants of restricted cash in lieu of restricted stock, with substantially the same vesting and forfeiture provisions applicable to restricted cash as with restricted stock (restricted cash may only be held as cash or cash equivalents or used to purchase FelCor common stock)[6]. We expect to return to our customary annual restricted stock grant program when such grants would not be unreasonably dilutive to our stockholders. *Each of our NEOs elected to use all of their 2011 restricted cash to purchase stock.* The following table sets forth the number of shares purchased by each of our NEOs with their 2011 restricted cash.

	Shares Purchased (#)
Richard A. Smith	185,354
Troy A. Pentecost	67,025
Michael A. DeNicola	62,060
Andrew J. Welch	62,060
Jonathan H. Yellen	62,060

Vesting - Mr. Smith's 2007 Grant. Mr. Smith was granted 250,000 shares of restricted stock in 2007, which were eligible to vest through the end of 2011. 125,000 of those shares were subject to four-year performance-based vesting, with the remainder vesting based upon the passage of

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[6] As noted in our prior Proxy Statements for our 2010 and 2011 annual stockholder meetings, in 2009, we initially made blended grants of restricted stock and deferred cash to our officers, in lieu of solely granting grants of restricted stock. After discussions in executive session and with management throughout 2009 (as well as consultations with Towers Watson), the committee recognized that deferring those cash payments in lieu of granting restricted stock had the unintended effect of depriving FelCor's officers of the incremental value they would have obtained as our common stock price recovered. Consequently, as recommended by the committee, the Board of Directors directed that contingent cash payments granted in 2009 and scheduled to vest after 2010 be paid currently as restricted cash; *provided* that those funds, or the securities permitted to be purchased with those funds (only cash equivalents and/or FelCor common stock), remain subject to a forfeiture agreement that substantively mirrors the remaining vesting schedule.

time. 62,500 of the shares granted in 2007 vested in 2011 based upon the passage of time. Of the 31,250 shares subject to performance-based vesting, 19,011 shares vested in respect of Mr. Smith's (and the Company's) 2011 performance (8,097 shares vested based upon financial performance, 5,457 shares vested based upon non-financial corporate performance and 5,457 shares vested based upon individual performance).

Vesting - 2008 Grants. Prior to 2009, annual grants of restricted stock were made without reference to performance; however, the shares vest as follows: one-half, based solely on the passage of time and continued employment, four years after the grant was made, and the remainder, based on alternative one- and four-year corporate performance and continued employment on each vesting date. In particular, shares granted in 2008 and eligible to vest in 2011 vested as follows:

- *Time-Based Vesting.* All shares granted in 2008 that were eligible to vest based solely upon the passage of four years (assuming the grantees' continued employment with FelCor) vested in 2011.
- *Annual Performance-Based Vesting.* 25% of the shares granted in 2008 that were subject to performance-based vesting were eligible to vest based on annual performance, along a linear range from half vesting for performance up to threshold level of financial performance used for determining annual cash bonuses to all vesting for performance at or above the target financial performance used for determining annual cash bonuses. *For 2011, we achieved $203 million of adjusted EBITDA, which was $17 million above threshold financial performance and $5 million below target financial performance.* Consequently, 89% of the shares granted in 2008 that were eligible for annual performance-based vesting in 2011, based upon achievement of financial performance, vested in 2011.
- *Four-Year Performance-Based Vesting.* 86% of the shares granted in 2008 that were eligible to vest upon the passage of four years <u>and</u> the achievement of a level of cumulative four-year FFO per share within a defined range (one of two four-year performance criteria set by the committee in 2008) vested.

Vesting - 2009 Restricted Stock Grants and 2009-11 Restricted Cash Grants. Shares of restricted stock granted in 2009 as part of our annual grant program, as well as the 2009-11 restricted cash grants, vest based on the passage of time in three equal annual increments at the end of each service year.

The following table summarizes, for each NEO, the number of shares of restricted stock that vested in respect of 2011, and the aggregate value of such shares (based on the closing price ($2.96 per share) on December 27, 2011, the vesting date), as well as the number of performance-vesting shares granted in 2008 (and, with regard to Mr. Smith, shares granted in 2007) that were forfeited because the four-year performance-vesting criterion were not met.

| | Shares Vested (#) | | | | |
	Time-Based	One-Year Performance	Four-Year Performance	Value ($)	Shares Forfeited (#)
Richard A. Smith	285,897	29,955	6,444	953,996	60,493
Troy A. Pentecost	70,179	3,671	2,161	224,992	355
Michael A. DeNicola	70,179	3,671	2,161	224,992	355
Andrew J. Welch	70,179	3,671	2,161	224,992	355
Jonathan H. Yellen	70,179	3,671	2,161	224,992	355

The following table summarizes, for each NEO, the amount of restricted cash that vested in respect of 2011, as well as the corresponding number of shares purchased with such restricted cash.

	Amount Vested ($)	Shares (#)
Richard A. Smith	741,667	146,923
Troy A. Pentecost	252,135	49,443
Michael A. DeNicola	241,227	47,563
Andrew J. Welch	246,607	48,798
Jonathan H. Yellen	242,205	47,788

Incentive Compensation Recoupment Policy. In 2011, the committee formally adopted a policy for recouping incentive compensation in certain circumstances. This policy helps ensure that executives act in the best interests of FelCor and its stockholders and requires any NEO to repay or return cash bonuses and/or performance-based equity awards in the event the Company issues a material restatement of its financial statements and where the restatement was caused by the NEO's intentional misconduct. The committee will consider the facts and circumstances and exercise business judgment in determining any appropriate amounts to recoup, as well as the timing and form of recoupment. The policy applies to bonuses and equity grants that are paid or made based upon performance in 2011 and thereafter.

Perquisites. We provide limited perquisites to our NEOs, although the committee reviews perquisites provided to NEOs and to executives at companies within our peer lodging REITs to ensure that our executive compensation remains competitive and fair. We do not make any tax gross up payments on the limited perquisites we offer to our NEOs.

Supplemental Health Insurance. Each of our NEOs participates in the health and welfare benefit plans and other benefit programs generally available to all of our employees. In addition to these health and welfare benefit plans, each of our NEOs is eligible to participate in our supplemental health insurance program. We pay the cost for each NEO who participates in this program. Please see the *"Summary Compensation Table"* for a summary of the amounts paid on behalf of each NEO pursuant to this program.

401(k) and Savings Plan. We maintain a 401(k) plan, which is generally available to all employees. We make matching contributions to the 401(k) plan equal to 150% of amounts contributed by participating employees, subject to specified limits. Each NEO contributed at least $16,500 to our 401(k) plan in 2011, and we made the maximum matching contribution ($24,750) to our 401(k) plan on behalf of each NEO.

Other Retirement Benefits. We have no formal pension or retirement plan other than our 401(k) plan. The committee believes that providing such benefits to our NEOs at this time would be inconsistent with prevailing practices in the marketplace and difficult to justify to our other employees and investors. Moreover, those companies that do provide formal pensions and other retirement benefits often do so as a means of retaining employees over the long-term. The committee believes that our current compensation program and benefits are sufficiently attractive to our current executive team as to make implementing such other benefits in order to retain such employees over the long-term unnecessary at this time.

Post-Termination Compensation. In October 2007, we entered into change in control and severance agreements with certain employees, including each NEO (those agreements remain in effect and have not been modified in any way since then). These agreements provide for payments and other benefits if the officer's employment terminates for a qualifying event or circumstance, such as being terminated without "cause" or leaving employment for "good reason," as these terms are defined in the agreements. Upon the termination of an NEO's employment by us other than for cause, retirement or disability or by the NEO for good reason, the NEO would receive, among other benefits, a severance payment in an amount equaling 2.99 multiplied by the sum of his current base salary plus the greater of current year target cash bonus or average cash bonus for the preceding three years. The committee believes that these arrangements are an important part of overall compensation for our NEOs. The committee believes that these arrangements will help secure the continued employment and dedication of our NEOs, notwithstanding any concern that they might have at such time regarding their own continued employment, prior to or following a change in control. The committee also believes that these arrangements are important as a recruitment and retention device, as many of the companies with which we compete for executive talent have similar agreements in place for their senior employees.

Additional information regarding these agreements, including a definition of key terms and a quantification of benefits that would have been received by our NEOs had termination occurred on December 31, 2011, is found under the heading *"Change-in-Control and Severance Payments."*

Our Compensation Decision Process

The committee meets regularly in advance of meetings of our Board of Directors and otherwise as our business requires throughout the year. From time to time, the committee invites other directors, management and such other persons as it deems appropriate to attend its meetings in order to assist it in carrying out its responsibilities. In discharging its duties, the committee has full access to all of our books, records, facilities, personnel, legal counsel and independent auditors. In addition, the committee has the power and authority to retain, at FelCor's expense, outside counsel or other experts as the committee may deem appropriate.

Customarily in the first quarter of each year, the committee reviews and approves any annual salary increases and equity compensation grants to our officers for the prospective year, as well as cash bonus compensation for the prior year. The committee also establishes performance criteria for the prospective year at that time. As part of this annual process, the committee reviews corporate performance relative to established criteria and circumstances and events that arose during the preceding period; the committee also evaluates the individual performance of Mr. Smith (in his absence) and the other NEOs (together with Mr. Smith) and reports on these assessments to our other independent directors in executive session.

Compensation and Risk. Our compensation program rewards achievement that corresponds to our strategic plan and the criteria and objectives established at the beginning of each year by the committee (for Mr. Smith) and by Mr. Smith with input from the committee and other directors (for our other NEOs). Fixed salaries do not encourage risk-taking because they are not variable (based on performance or otherwise). Our bonus compensation and equity grants awards have the following risk-limiting characteristics:

- Mr. Smith's annual cash bonus and the overall annual cash bonus pool are reviewed and approved by the compensation committee, which is composed exclusively of independent directors, after a performance review relative to pre-established criteria;

- Equity grants are limited to fixed formulaic maximums, based on prior-year performance;
- Equity grants are made, and annual bonuses are paid, after a review of diverse performance criteria, which limits the risk associated with any single indicator of performance;
- Our compensation committee has adopted an incentive compensation recoupment, or claw-back, policy that allows FelCor to recover performance-based compensation from our executives under certain circumstances;
- All equity grants vest over time (generally three years), which aligns the long-term interests of our officers with the long-term interests of our stockholders; and
- Each of Mr. Smith, our other NEOs and certain other senior officers are subject to substantial stock ownership guidelines described below.

In addition, the compensation committee noted that FelCor's business is straightforward - we invest in long-term real estate assets on behalf of our stockholders, finance and manage those investments and, from time to time, sell non-strategic assets. All investment decisions (*e.g.*, acquisitions, dispositions and redevelopment projects) are thoroughly reviewed with the Board or a designated committee through a transparent process; financing transactions are reviewed on a similar transparent basis. All such transactions are subject to the approval of the Board or a designated committee. To the extent we hedge or otherwise buy or sell derivatives, those transactions relate specifically to our business (such as energy contracts and interest rate hedges) and are reviewed by our management committee (if the dollar amount at issue is below pre-set levels) or by the Board.

In light of the foregoing, the compensation committee concluded that our compensation policies and practices do not create risks that are reasonably likely to a have a material adverse effect on FelCor.

Program Review. In addition to its routine activities, from time to time, the committee conducts reviews of our compensation policies and practices as they relate to executive compensation. The basic structure of our compensation program reflects a series of deliberations and adjustments made over the course of many years. The committee seeks to ensure that the compensation we provide to all of our employees, including our NEOs, is competitive with compensation offered by our peers. The committee engages compensation consulting firms from time to time to provide information, analysis and guidance regarding executive compensation. The committee regularly considers data collected by these consultants, as well as internally generated information, to inform itself of the current levels of compensation in the marketplace, and considers other factors, such as the credentials, length of service, experience and prior performance of each individual, as well as internal equity considerations among the management team. Mr. Smith also provides his input regarding compensation of our other NEOs and the data and other factors considered by the committee.

Delegation of Authority. In fulfilling its responsibilities, the committee may delegate any or all of its responsibilities to a member of the committee or to a subcommittee consisting of members of the committee. In 2011, in connection with the regular biennial review of executive compensation and the continuing review of the compensation program for Mr. Corcoran, the committee delegated to Mr. Ledsinger, its chairman, the authority to engage Pay Governance to provide advice, analysis and input to the committee.[7] Currently, the committee has made no other delegation.

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[7] Pay Governance was engaged exclusively by, and at the direction and on behalf of, the committee. Pay Governance provides no consulting or other services to management or FelCor.

Role of Our Executive Officers in Compensation Decisions. In 2011, Mr. Smith attended each general meeting of the committee, except where the committee considered his individual compensation arrangements. In particular, Mr. Smith regularly provided the committee with input concerning our compensation policies as they relate to all of our employees, including our other NEOs. In addition, Mr. Smith provided input to the committee based on his annual performance evaluation of each NEO. Mr. Yellen typically attended committee meetings, acting as its secretary, other than when the committee met in executive session without management. In addition, Mr. Yellen provided the committee with legal advice concerning compliance with corporate, securities and tax laws and regulations relevant to the committee's activities and/or our compensation programs, as well as the committee's charter. In 2011, the committee did not delegate any of its authority to anyone not on the committee.

Role of Shareholder Say-on-Pay Votes. We provide our stockholders with the opportunity to cast an annual advisory vote on executive compensation (a "say-on-pay proposal"). At our annual meeting of stockholders held in May 2011 a substantial majority of the votes case on the say-on-pay proposal at that meeting were voted in favor of the proposal. The Compensation Committee believes this affirms stockholders' support of the Company's approach to executive compensation, and did not change its approach in 2011. The Compensation Committee will continue to consider the outcome of say-on-pay votes when making future compensation decisions for our NEOs.

Stock Ownership Guidelines. Our NEOs are subject to stock ownership guidelines to ensure that they each share the same risks with respect to their FelCor stock as do our other stockholders. The Board of Directors believes that such guidelines serve to ensure that our NEOs maintain a long-term strategic view of risk and opportunity. By maintaining a significant portion of their respective net worth in FelCor stock, our NEOs are disincented from undertaking or permitting others to undertake near-term risks at the expense of long-term stockholder value. Mr. Smith, as our chief executive officer, is expected to hold shares of our common stock worth at least five times his base salary, and our other NEOs are each expected to hold shares worth at least three times their respective base salaries, in each case to be accumulated over a five-year period and maintained thereafter. Shares of restricted stock are included in determining whether our executive officers' holdings are consistent with established ownership guidelines.

Hedging and Other Speculative Transactions. Our insider trading policy prohibits insiders, including our directors and NEOs, from entering into speculative transactions, including short sales, buying and selling within the same six-month period and various hedging transactions. Under limited circumstances, buying and selling within the same six-month period may be permitted (*e.g.,* for purposes of triggering tax losses), but such transactions are subject to review by Mr. Smith, Mr. Welch or Mr. Yellen to ensure that they do not otherwise violate other prohibitions (*e.g.,* trading while in possession of material nonpublic information). Similarly, under very limited circumstances, insiders may enter into hedging transactions with regard to their FelCor securities; however, all such transactions are subject to prior approval, may not be inherently speculative, and (like any trading in FelCor securities) may only be executed pursuant to instructions given during limited trading windows. Under no circumstances may any such transactions be entered into by any FelCor insider with regard to FelCor securities that are subject to a risk of forfeiture (*e.g.,* restricted stock and shares of stock that were purchased with restricted cash, to the extent they remain at risk of forfeiture). In 2011, no insider sought or obtained permission to engage in any of the foregoing transactions.

Compensation Committee Report

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in our Annual Report on Form 10‑K for the fiscal year ended December 31, 2011 and in this proxy statement.

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Charles A. Ledsinger, Jr. (Chairman)
Melinda J. Bush
Glenn A. Carlin
Robert F. Cotter

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)		Non-Equity Incentive Plan Compensation: Restricted Cash Award ($) [a]	Non-Equity Incentive Plan Compensation: Annual Performance-based Cash Bonus ($)	All Other Compensation ($)	Total ($)
Richard A. Smith *President and Chief Executive Officer*	2011	700,000	—	—		1,378,933	655,000	36,030	2,769,963
	2010	658,333	—	—		1,750,000	1,316,667	35,537	3,760,537
	2009	600,000	1,000,000	1,599,816	(b)	975,000	—	37,055	4,211,871
Troy A. Pentecost *Executive Vice President and Chief Operating Officer*	2011	405,000	—	—		490,097	270,663	36,030	1,201,790
	2010	367,013	—	—		632,813	412,889	35,537	1,448,252
	2009	321,360	280,000	484,247	(b)	328,125	—	37,055	1,450,787
Michael A. DeNicola *Executive Vice President and Chief Investment Officer*	2011	375,000	—	—		463,852	262,333	36,030	1,137,215
	2010	354,167	25,000	—		585,938	398,438	35,537	1,399,080
	2009	321,360	225,000	484,247	(b)	328,125	—	37,055	1,395,787
Andrew J. Welch *Executive Vice President and Chief Financial Officer*	2011	375,000	—	—		463,852	262,333	36,030	1,137,215
	2010	354,167	—	—		585,938	398,438	35,537	1,374,080
	2009	321,360	435,000	484,247	(b)	328,125	—	37,055	1,605,787
Jonathan H. Yellen *Executive Vice President and General Counsel and Secretary*	2011	375,000	—	—		463,852	262,333	36,030	1,137,215
	2010	354,167	—	—		585,938	398,438	35,537	1,374,080
	2009	321,360	350,000	484,247	(b)	328,125	—	37,055	1,520,787

(a) We had insufficient shares available under our equity compensation plan to make our customary annual performance-based restricted stock awards in respect of 2009 and 2010 performance, and the Compensation Committee felt that awarding grants in respect of 2011 with restricted stock at current prices would be unduly dilutive to our stockholders. In lieu of restricted stock, the Compensation Committee awarded restricted cash with the same three-year vesting and forfeiture provisions. While unvested, restricted cash may only be invested in cash equivalents or FelCor common stock. (All of our NEOs elected to invest 100% of their restricted cash in FelCor common stock.) The committee intended that, for the recipients, the incentive and opportunity would roughly correspond to that of restricted stock. We intend to return to our customary annual performance-based restricted stock award program when appropriate. See *"Compensation Discussion and Analysis"* above for further detail.

(b) This includes both annual restricted stock grants made in February 2009, in respect of fiscal year 2008, and one-time retention grants made in December 2009. In light of the continuing recession and the fundamental challenges facing the lodging industry, as well as the impact of the market-driven decline in the trading price of FelCor's common stock, in December 2009 the Compensation Committee authorized special one-time retention grants of restricted stock for our NEOs to ensure that the equity compensation component of our executive compensation program offers a meaningful long-term incentive, serves as an effective retention device and remains competitive. The committee sought to address the compensation opportunity value

deficit created when we failed to grant restricted stock in 2009 in accordance with our customary program, which placed FelCor at a competitive disadvantage in terms of retaining our seasoned and unified team of experienced and talented executives, including a chief executive officer with a proven track record of leadership, strategic vision and effectiveness, through a critical period until sustained economic growth is restored. These awards vest (as with other restricted stock awards) on December 27, 2011, 2012 and 2013 and are otherwise governed by the same terms as our annual restricted stock awards. In making these grants, the committee considered data relating to recent compensation decisions at our lodging REIT peers and confirmed with Towers Watson that the grants were appropriate under the circumstances and consistent with the committee's overall objectives for our executive compensation program.

All Other Compensation from Summary Compensation Table for 2011

Name	Company Contributions to Retirement and 401(k) Plans ($)	Perquisites[a] ($)	Total ($)
Richard A. Smith	24,750	11,280	36,030
Troy A. Pentecost	24,750	11,280	36,030
Michael A. DeNicola	24,750	11,280	36,030
Andrew J. Welch	24,750	11,280	36,030
Jonathan H. Yellen	24,750	11,280	36,030

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(a)   Supplemental executive health insurance expense.

Fiscal Year 2011 Grants of Plan-Based Awards

The following table sets forth information concerning possible payouts of incentive plan awards to our NEOs in respect of 2011:

Name	Grant Date[a]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards		
		Threshold ($)	Target ($)	Maximum ($)
Richard A. Smith				
Annual Performance-based Cash Bonus	2/23/12	350,000	700,000	1,400,000
Performance-based Restricted Cash [b]	2/23/12	1,081,500	1,442,000	1,802,500
Troy A. Pentecost				
Annual Performance-based Cash Bonus	2/23/12	151,875	303,750	455,625
Performance-based Restricted Cash [b]	2/23/12	391,078	521,438	651,797
Michael A. DeNicola				
Annual Performance-based Cash Bonus	2/23/12	140,625	281,250	421,876
Performance-based Restricted Cash [b]	2/23/12	362,109	482,813	603,516
Andrew J. Welch				
Annual Performance-based Cash Bonus	2/23/12	140,625	281,250	421,876
Performance-based Restricted Cash [b]	2/23/12	362,109	482,813	603,516
Jonathan H. Yellen				
Annual Performance-based Cash Bonus	2/23/12	140,625	281,250	421,876
Performance-based Restricted Cash [b]	2/23/12	362,109	482,813	603,516

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(a)   Determined with respect to 2011 performance.

(b)   Awards were made on the same basis as for restricted stock (*i.e.*, restricted cash in lieu of restricted stock, with substantially the same forfeiture provision and investment restrictions). See *"Compensation Discussion and Analysis"* for further detail.

Outstanding Equity Awards at 2011 Fiscal Year-End

The following table sets forth information concerning shares of unvested restricted stock held by our NEOs at December 31, 2011:

	Stock Awards	
Name	Number of Shares or Units of Stock that Have Not Vested (#)[a]	Market Value of Shares or Units of Stock that Have Not Vested ($)[b]
Richard A. Smith	266,666	813,331
Troy A. Pentecost	80,000	244,000
Michael A. DeNicola	80,000	244,000
Andrew J. Welch	80,000	244,000
Jonathan H. Yellen	80,000	244,000

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(a)   These shares are eligible to vest as follows:

		2012	2013	Total
Richard A. Smith	December 27	133,333	133,333	266,666
Troy A. Pentecost	December 27	40,000	40,000	80,000
Michael A. DeNicola	December 27	40,000	40,000	80,000
Andrew J. Welch	December 27	40,000	40,000	80,000
Jonathan H. Yellen	December 27	40,000	40,000	80,000

(b)   Based on the closing price for FelCor's common stock the last trading day of 2011 (December 31, 2011) ($3.05 per share).

Outstanding Restricted Cash Awards at 2011 Fiscal Year-End

Name	Unvested Restricted Cash ($) [a]
Richard A. Smith	947,955
Troy A. Pentecost	337,610
Michael A. DeNicola	317,750
Andrew J. Welch	317,750
Jonathan H. Yellen	317,750

_____

(a)   Restricted cash is subject to forfeiture and investment restrictions that intentionally conform to our customary restricted stock grant program. Restricted cash, as with restricted stock, vests in three equal successive annual increments on December 27 (or the nearest business day), assuming continued employment. Restricted cash awarded to our NEOs that was outstanding as of December 31, 2011 is scheduled to vest as follows:

Name	2012 ($)	2013 ($)
Richard A. Smith	577,247	370,708
Troy A. Pentecost	203,559	134,051
Michael A. DeNicola	193,629	124,121
Andrew J. Welch	193,629	124,121
Jonathan H. Yellen	193,629	124,121

Stock Vested in 2011

Name	Stock Awards	
	Number of Shares Vested (#)	Value upon Vesting ($) [a]
Richard A. Smith	322,296	953,996
Troy A. Pentecost	76,011	224,992
Michael A. DeNicola	76,011	224,992
Andrew J. Welch	76,011	224,992
Jonathan H. Yellen	76,011	224,992

_____

(a)   Based on the closing price for FelCor's common stock on the vesting date.

Change-in-Control and Severance Payments

We have entered into change-in-control and severance agreements with each of our executive officers and certain other key employees. Each of these agreements automatically renews at calendar year end for successive one-year terms unless terminated. In the event of a potential change-in-control, each covered employee agrees to remain in our employ until the earlier of one year following the potential change-in-control or six months following an actual change-in-control. Following a change-in-control, a covered employee will be entitled to the immediate vesting of all stock options, awards of restricted stock and other benefits previously awarded or credited to his or her account (which is also required by the terms of our restricted stock grants). In addition, if a covered employee's employment is terminated by us other than for disability, retirement, or "cause" (or by the employee for good reason), the covered employee also will be entitled to a lump sum severance payment equal, in the case of our NEOs, to 2.99 multiplied by the sum of a covered employee's then-current base salary, plus the greater of (i) his average cash bonus (annualized for partial years of service) paid over the preceding three years of employment (or a shorter period, if employed less than three years) or (ii) his target cash bonus for the current year. We are required to "gross-up" the severance payment to cover excise taxes on the benefits, thereby providing such benefits to the employee on a net basis, after payment of excise taxes. For purposes of these agreements, a change-in-control occurs whenever:

- any person or group is or becomes the beneficial owner of 35% or more of our outstanding voting securities;

- a majority of the Board is comprised of persons designated by any person who has entered into an agreement with us to become a 35% or more beneficial owner or to effect a merger or consolidation transaction, or of persons other than those persons constituting the Board on the date of these agreements;

- our stockholders approve either a merger or consolidation of us with any other corporation or a plan or agreement under which all or substantially all of our assets would be liquidated, distributed, sold or otherwise disposed of; or

- our Compensation Committee adopts a resolution to the effect that, in the judgment of the committee, a change-in-control has effectively occurred.

Good reason, for purposes of these agreements, means, among other things and subject to certain limitations, any of the following events following a change-in-control:

- the assignment to the employee of any duties inconsistent with his or her status as our senior executive officer or any substantial reduction in or restriction upon the nature, status or extent of his or her responsibilities or authority as compared to immediately prior to the change-in-control;

- a reduction in the employee's annual base salary, as in effect immediately prior to the change-in-control, except for across-the-board salary reductions similarly affecting all of our executives and all executives of any person then in control of FelCor;

- the relocation of our principal executive offices, or the office where the employee is required to perform his or her duties, to a location more than 25 miles away;

- our failure to pay the employee any portion of his or her then-current compensation, or any portion or installment of deferred compensation, within five days of the date the payment is due; or

- our failure to continue any compensation or benefit plan that the employee was participating in immediately prior to the change-in-control.

Our equity grants typically provide that if the Company undergoes a change in control, all restrictions on the restricted stock granted by the agreement are deemed to have expired as of the date preceding such event. (The restricted cash (and any shares of our stock purchased with it) accelerates on substantially the same terms.) No other benefits are required to be paid by us upon any other voluntary resignation or termination.

As discussed above, we have entered into an employment agreement with Mr. Smith. His employment agreement provides that, upon termination due to death or disability, or for termination by the Company without cause or upon his resignation for good reason:

- Mr. Smith (or his estate) will be entitled to receive an amount equal to his base salary payable during the remainder of the term;

- any outstanding stock options, awards of restricted stock and other benefits previously awarded or credited to his account will immediately vest;

- Mr. Smith, and his covered dependents, as applicable, will be entitled to continued medical and dental benefits for the remainder of the term and COBRA benefits beyond that; and

- Mr. Smith (or his estate) will be entitled to a gross-up payment for federal, state and local taxes resulting from such medical and dental benefits.

If Mr. Smith's employment is terminated for cause, or if he resigns without good reason, he is not entitled to the foregoing benefits.

Under Mr. Smith's employment agreement,

- good reason means: (i) the assignment to Mr. Smith of any duties inconsistent with his status as our senior executive officer or any substantial reduction in or restriction upon the nature, status or extent of his responsibilities; (ii) a reduction by us in Mr. Smith's base salary, except for across-the-board reductions similarly affecting all of our executives; and (iii) any circumstance constituting a good reason following a change-in-control under our standard form of change-in-control and severance agreement described above; and

- change-in-control has the same meaning as in our standard change-in-control and severance agreement described above.

To the extent that any transaction would result in Mr. Smith being entitled to exercise rights or receive benefits under both his employment agreement and his change-in-control and severance agreement, he is entitled to elect the rights and benefits he wishes to receive but may not receive the same rights or benefits under both agreements.

Termination or Change-in-Control Payments

The following table shows the payments upon termination or a change-in-control that each of our NEOs would have received had a termination or applicable triggering event occurred on December 31, 2011:

Name	Benefit	Before Change in Control Termination w/o Cause or for Good Reason	After Change in Control Termination w/o Cause or for Good Reason	Voluntary Termination	Death	Disability	Change in Control
Richard A. Smith	Salary and Bonus	700,000	5,054,761	—	1,400,000	1,400,000	—
	Vesting of Restricted Stock[a]	813,331	813,331	—	813,331	813,331	813,331
	Vesting of Restricted Cash	947,954	947,954	—	947,954	947,954	947,955
	Benefit Plans	78,015 [b]	65,040 [c]	—	78,015 [b]	78,015 [b]	—
	Excise Tax Gross Up	—	—	—	—	—	—
Troy A. Pentecost	Salary and Bonus	—	2,171,290	—	—	—	—
	Vesting of Restricted Stock[a]	—	244,000	—	244,000	244,000	244,000
	Vesting of Restricted Cash	—	337,609	—	337,609	337,609	337,610
	Benefit Plans	—	64,794 [c]	—	—	—	—
	Excise Tax Gross Up	—	748,571	—	—	—	—
Michael A. DeNicola	Salary and Bonus	—	2,028,985	—	—	—	—
	Vesting of Restricted Stock[a]	—	244,000	—	244,000	244,000	244,000
	Vesting of Restricted Cash	—	317,750	—	317,750	317,750	317,750
	Benefit Plans	—	64,716 [c]	—	—	—	—
	Excise Tax Gross Up	—	—	—	—	—	—
Andrew J. Welch	Salary and Bonus	—	2,213,368	—	—	—	—
	Vesting of Restricted Stock[a]	—	244,000	—	244,000	244,000	244,000
	Vesting of Restricted Cash	—	317,750	—	317,750	317,750	317,750
	Benefit Plans	—	64,716 [c]	—	—	—	—
	Excise Tax Gross Up	—	—	—	—	—	—
Jonathan H. Yellen	Salary and Bonus	—	2,128,652	—	—	—	—
	Vesting of Restricted Stock[a]	—	244,000	—	244,000	244,000	244,000
	Vesting of Restricted Cash	—	317,750	—	317,750	317,750	317,750
	Benefit Plans	—	64,167 [c]	—	—	—	—
	Excise Tax Gross Up	—	724,028	—	—	—	—

_____

(a)   The value shown is based on the closing price for FelCor's common stock on December 31, 2011 ($3.05 per share).

(b)   Amount shown reflects cost of health, dental and supplemental health insurance coverage for the individual and his family, through the expiration of his employment contract, plus continued coverage under COBRA.

(c)   Benefit plans include, for a period of 24 months following termination, health and dental insurance coverage for the individual and his family; group term life insurance equal to annual base salary; disability insurance; and supplemental health insurance coverage.

DIRECTOR COMPENSATION

In 2008, the Compensation Committee undertook a comprehensive review of independent director compensation. In connection with that review, the committee engaged Towers Watson (formerly, Towers Perrin) to provide advice concerning the structure and competitiveness of FelCor's current program relative to independent director compensation programs at other similarly sized companies, including lodging REITs, with publicly-traded stock. Towers Watson performed certain analyses and concluded that FelCor's then-current director compensation program provided under-market compensation to FelCor's independent directors. Towers Watson recommended certain changes to ensure the program's future competitiveness and that the program appropriately compensates independent directors for their service and further aligns their interests with those of our stockholders. The Board deferred any action on these recommendations as the global recession took hold in late-2008. In October 2009, the Board approved these recommendations, effective for 2010 and subsequent years. Pursuant to the revised program, each independent director would normally receive an annual equity grant (valued at $55,000 on the grant date) at the start of each year of service, a $55,000 annual service fee (paid currently each quarter), and the following leadership fees:

Position	2011 Leadership Fee ($)
Chair, Audit Committee	15,000
Member, Audit Committee	5,000
Chair, Compensation Committee	10,000
Chair, Corporate Governance and Nominating Committee	7,500
Lead Independent Director	10,000 [a]

_____

(a)   At the advice of Pay Governance, LLC, an independent compensation consulting firm, in October 2010, the Board approved a $10,000 leadership fee for the newly-established role of Lead Independent Director. This fee, in combination with any committee chairmanship fee, is capped at $15,000.

With respect to director compensation payable in common stock, all such shares would be issued under our restricted stock and stock option plan and would be fully vested upon the date of grant. The Board has currently authorized FelCor to pay its independent directors the cash value of their annual stock grants in order to avoid undue dilution to our common stockholders given the relatively low trading price of our common stock.

The following table sets forth the compensation provided to each independent director for his or her services during all or part of 2011.

2011 DIRECTOR COMPENSATION[a]

Name	2011 Fees ($)
Melinda J. Bush	110,575
Glenn A. Carlin	128,075
Robert F. Cotter	110,575
Christopher J. Hartung	110,575
Thomas C. Hendrick	115,575
Charles A. Ledsinger, Jr.	120,575
Robert H. Lutz, Jr.	125,575
Robert A Mathewson	115,575
Mark D. Rozells	120,575
C. Brian Strickland	110,575

_____

(a)   Messrs. Smith and Corcoran were compensated as FelCor employees and did not receive any additional or separate compensation for serving as directors in 2011.

Independent directors do not receive meeting fees, but are reimbursed for out-of-pocket expenses incurred in connection with service on our Board.

RELATED PARTY TRANSACTIONS

Employment Arrangement with Thomas J. Corcoran, Jr.

We entered into an employment agreement with Mr. Corcoran as of February 7, 2006, in connection with his appointment as the Chairman of our Board. The employment agreement is for a five-year term, with automatic renewals for terms of one year each, subject to termination upon prior notice by either party. (No such notice was given within the time frame allowed prior to the end of the initial five-year term and, consequently, the term was automatically extended for another year.) Under the agreement, Mr. Corcoran receives an annual base salary and also participates in our cash and restricted stock incentive programs, as established by our Compensation Committee from year to year. Mr. Corcoran's current employment agreement incorporates the terms of his change in control and severance agreement, which continues in force. For 2011, Mr. Corcoran's total compensation was: $1,247,841, including: base salary ($411,674), restricted cash ($506,455), cash bonus ($284,772), matching 401(k) contribution ($24,750), and certain perquisites (supplemental health benefits ($11,280) and club dues ($8,910)).

Employment Agreement with Richard A. Smith

In 2007, we entered into an employment agreement with Mr. Smith. The terms of Mr. Smith's employment agreement reflected extensive iterative negotiations between Mr. Smith and Mr. Lutz (as authorized by the Compensation Committee) and include: (i) an initial term that ended on January 1, 2012, which was automatically extended for 12 months in accordance with its terms, (ii) a minimum base salary of $600,000, (iii) eligibility for annual performance-based bonuses targeted at 100% of his base salary, (iv) eligibility for annual equity grants ranging from 150% - 250% of his base salary, depending on prior year performance, and (v) a one-time grant of 250,000 shares of restricted stock, of which 189,507 shares vested through the term of the grant, and 60,493 shares failed to vest and were forfeited due to performance. Mr. Smith's employment agreement incorporates the terms of his change in control and severance agreement, which continues in force.

No other NEO has an employment agreement.

Our Policy Regarding Related-Party Transactions

As they arise, we review all relationships and transactions in which we and our directors or executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. Although we do not have a formal policy specifically addressing all related party transactions, our Code of Business Conduct and Ethics does cover conflicts of interest generally and applies to all of our officers, directors and employees, but not directly to 10% or greater stockholders. Under this Code, conflicts of interest are prohibited as a matter of policy. If any officer, director or employee becomes aware of any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest, that person is required to report the transaction or relationship in writing to our president or general counsel. The Code also provides guidelines on what may constitute conflicts of interest and sets forth standards to be followed in common situations where potential conflicts of interest may arise.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires officers and directors, and persons who beneficially own more than 10% of our stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Officers, directors and greater than 10% beneficial owners are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on a review of the copies furnished to us and representations from the officers and directors, we believe that all Section 16(a) filing requirements for the year ended December 31, 2011, applicable to our officers, directors and greater than 10% beneficial owners were satisfied, except that each of our independent directors filed Form 4 reports after the prescribed two business days after the transaction when the Company issued each of them stock in partial compensation for their services as directors on May 25, 2011; Form 4 reports reflecting these issuances were subsequently filed on July 19, 2011.

Based on written representations from the officers and directors, we believe that all Forms 5 for directors, officers and greater than 10% beneficial owners that have been filed with the SEC are the only Forms 5 required to be filed for the period ended December 31, 2011.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee currently consists of four directors and operates under a written charter adopted by our Board. All of the members of the Audit Committee are independent as defined by the applicable NYSE listing standards and SEC regulations. Management is responsible for our internal controls and the financial reporting process. PwC, our independent registered public accounting firm, is responsible for performing an independent audit of our consolidated financial statements in accordance with generally accepted auditing standards. The Audit Committee's responsibility is to monitor and oversee the financial reporting process.

In this context, the Audit Committee reviewed and discussed with management and PwC the audited consolidated financial statements for the year ended December 31, 2011, management's assessment of the effectiveness of the Company's internal control over financial reporting and PwC's evaluation of the effectiveness of the Company's internal control over financial reporting. The Audit Committee has discussed with PwC the matters that are required to be discussed by Statement on Auditing Standards Nos. 61, 89 and 90 (Codification of Statements on Auditing Standards, AU §380).

The Audit Committee received from PwC the written disclosures and the letter required by PCAOB Rule 3526 (Communication with Audit Committees Concerning Independence), and has discussed with PwC the issue of its independence from the Company. The Audit Committee also concluded that PwC's provision of services to the Company and its affiliates is compatible with PwC's independence.

Based on the Audit Committee's review of the audited consolidated financial statements and its discussions with management and PwC noted above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011.

This report has been furnished by the current members of the Audit Committee.

Glenn A. Carlin, Chairman
Thomas C. Hendrick
Robert A. Mathewson
Mark D. Rozells

ADDITIONAL INFORMATION

Other Business

Our Board does not intend to bring, and knows of no one intending to bring, any matter before the annual meeting other than election of the director nominees and ratification of PwC as our independent registered public accounting firm described herein. If any other matter is properly brought before the meeting, the persons named as proxies will vote them in accordance with their best judgment.

Outstanding Shares

As of April 2, 2012, 124,218,010 shares of our common stock were outstanding. Each outstanding share of common stock is entitled to one vote on each matter presented.

Annual Report

Our 2011 Annual Report to Stockholders and accompanying Financial Supplement are enclosed with this proxy statement. Our Annual Report to Stockholders, the accompanying Financial Supplement, this proxy statement and our Annual Report on Form 10-K may also be viewed on our website at www.felcor.com.

We will also send you a copy of our Annual Report on Form 10-K for 2011, without charge, if requested in writing sent to FelCor's Secretary at the address listed under "*Questions*" below.

Revocability of Proxy

You may revoke your proxy before it is voted by submitting a new proxy with a later date, voting in person at the meeting or notifying our corporate Secretary in writing at the address listed under "*Questions*" below.

How We Solicit Proxies

In addition to this mailing, our employees may solicit proxies personally, electronically or by telephone. We pay the costs of soliciting the proxies. We also reimburse brokers and other nominees for their expenses in sending these materials to you and obtaining your voting instructions.

Voting Procedures

In order to carry on the business of the meeting, we must have a quorum. This means that at least a majority of the outstanding shares eligible to vote must be represented at the meeting, either by proxy or in person. Shares owned by us are not voted and do not count for this purpose. Both abstentions and broker non-votes are counted as present for determining the presence of a quorum.

If you hold your shares in street name and do not provide voting instructions to your broker, the shares may be counted as present at the meeting for the purpose of determining a quorum and may be voted on Proposal 3 at the discretion of your broker. Such shares will not be voted at the discretion of your broker on Proposals 1and 2 and will have no effect on the outcome of those proposals.

Householding

Because many stockholders hold shares of our common stock in multiple accounts or share an address with other stockholders, stockholders may receive duplicate mailings of notices or proxy materials. Stockholders may avoid receiving duplicate mailings as follows:

- *Stockholders of Record*. If your shares are registered in your own name and you are interested in consenting to the delivery of a single notice or single set of proxy materials, you may contact Mediant Communications by telephone at 866-648-8133, by email at paper@investorelections.com, or by mail at Mediant Communications, P.O. Box 8016, Cary, North Carolina 27512-9903.

- *Beneficial Stockholders*. If your shares are not registered in your own name, your broker, bank, trust or other nominee that holds your shares may have asked you to consent to the delivery of a single notice or single set of proxy materials if there are other FelCor stockholders who share an address with you. If you currently receive more than one copy of the notice or proxy materials at your household and would like to receive only one copy in the future, you should contact your nominee.

- *Right to Request Separate Copies*. If you have consented to the delivery of a single notice or single set of proxy materials but would prefer to receive a separate copy of the notice or proxy materials, as applicable, for each stockholder sharing your address and you are a stockholder of record, then please notify Mediant Communications or your nominee, as applicable, and they will promptly deliver the additional notices or proxy materials. If you wish to receive a separate copy of the notice or proxy materials for each stockholder sharing your address in the future, stockholders of record may contact Mediant Communications or contact your nominee, as applicable.

Stockholder Proposals for Next Year

For stockholder proposals to be brought before the 2013 annual meeting of our stockholders, our bylaws provide that the proposing stockholder must give written notice to our Secretary, which must be delivered not less than 120 days nor more than 150 days prior to the first anniversary of the date on which notice of the 2012 annual meeting was first mailed to our stockholders. Any stockholder proposal received before November 13, 2012 or after December 13, 2012 will be considered untimely and may be voted upon by the named proxies in accordance with their best judgment. A stockholder who wishes to have a proposal included in our proxy statement for the 2013 annual meeting of our stockholders must deliver that proposal in writing to FelCor not later than December 13, 2012. All proposals should be submitted to the attention of our Secretary at our principal executive offices at the address listed under "*Questions*" below. All proposals must be in writing and otherwise in compliance with applicable SEC requirements and our bylaws.

Questions

If you have questions or need more information about the annual meeting, you may write to:

> FelCor Lodging Trust Incorporated
> 545 E. John Carpenter Frwy., Suite 1300
> Irving, Texas 75062-3933
> Attention: Secretary

You may also call us at (972) 444-4900 or send us an email at information@felcor.com. We also invite you to visit our website at www.felcor.com.



FelCor Lodging Trust Incorporated
545 E. John Carpenter Frwy., Suite 1300
Irving, Texas 75062-3933



Annual Stockholders' Meeting of FelCor Lodging Trust Incorporated

Date: May 21, 2012
Time: 10:00 a.m. CT
Place: 545 E. John Carpenter Freeway, Suite 1300, Irving, Texas
See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

The Board of Directors of the Company recommends a vote FOR all nominees for director and FOR proposals 2 and 3.

	For	Against	Abstain	Directors Recommend ↓
1. Election of Class III Directors				
Nominees:				
01 Glenn A. Carlin	☐	☐	☐	For
02 Robert A. Mathewson	☐	☐	☐	For
03 Richard A. Smith	☐	☐	☐	For
2. Advisory vote on the approval of the 2011 executive compensation of FelCor's named executive officers.	☐	☐	☐	For
3. Ratification of the appointment of PricewaterhouseCoopers LLP as FelCor's Independent Registered Public Accounting Firm for 2012.	☐	☐	☐	For

Note: In their discretion, the proxies (and if the undersigned is a proxy, any substitute proxies) are authorized to vote upon any other matter that is properly brought before the meeting.

Authorized Signatures - This section must be completed for your instructions to be executed.

_____
Please Sign Here

_____
Please Date Above

_____
Please Sign Here

_____
Please Date Above

↑ Please separate carefully at the perforation and return just this portion in the envelope provided. ↑



Annual Meeting of Stockholders of FelCor Lodging Trust Incorporated to be held May 21, 2012 (for holders as of March 30, 2012)

This proxy is being solicited on behalf of the Board of Directors.

 **INTERNET**

Go To
www.proxypush.com/fch
• Cast your vote online.
• View Meeting Documents.

OR

 **TELEPHONE**

Call **1-866-390-6298**
• Use any touch-tone telephone.
• Have your Proxy Card ready.
• Follow the simple recorded instructions.

OR

 **MAIL**

• Mark, sign and date your Proxy Card.
• Detach your Proxy Card.
• Return your Proxy Card in the postage-paid envelope provided.

All votes must be received by 5:00 pm, Eastern Time on May 20, 2012.

PROXY TABULATOR FOR

FELCOR LODGING TRUST INCORPORATED
P.O. BOX 8016
CARY, NC 27512-9903



EVENT #

CLIENT #